Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of February 3, 2006

between

SKY FINANCIAL GROUP, INC.,

WATERFIELD MORTGAGE COMPANY, INCORPORATED

and

SHAREHOLDER REPRESENTATIVE LLC

(continued)

ii

(continued)

iii

(continued)

iv

(continued)

Exhibit A – AHM Purchase Agreement

Exhibit A-1 – Asset Purchase Agreement

Exhibit B – Excluded Assets and Liabilities

Exhibit C – Target Equity Assumptions

Exhibit D – Transaction Related Expenses

Exhibit E – Index Group

Exhibit F – Interim Financial Reports

Exhibit G – Requisite Regulatory Approvals

v

INDEX OF DEFINED TERMS

Term	Location of Definition
1999 Shareholders’ Agreement	4.27
2005 Audited Financial Statements	11.11
Accounting Firm	6.9
Acquisition Proposal	6.6
Affiliate	4.19(b)
Agreement	Preamble
Agreement to Merge	1.3
AHM Purchase Agreement	2.3(a)
AHM Side Agreements	2.3(c)
Anti-Money Laundering Laws	4.12.(d)
Articles of Merger	2.2
Asset Purchase Agreement	2.3(b)
ATMs	4.25
Average NMS Closing Price	12.1(i)
Bank Secrecy Act	4.12(d)
Benefit Arrangements	4.24(b)
Business Day	1.5(a)
Cash Exchange Ratio	1.2(a)
Claim	7.4(d)
Change in Recommendation	12.1(h)
Closing	2.1
Closing Date	2.1
Code	Preamble
Company	Preamble
Company’s Current Premium	7.4(b)
Company Financial Statements	4.4
Company Governmental Filings	4.5
Company Intellectual Property	4.28
Company Loan	4.29
Company Offices List	4.25
Company Option List	4.2(a)
Company Proposals	4.27
Company Recommendation	6.4
Company Scheduled Contract	4.19
Company Shareholder Approval	6.4
Company Shareholders’ Meeting	6.4
Company Stock	Preamble
Company Stock Options	1.8
Company Stock Option Plans	4.2(a)
Company Subsidiaries	4.1(b)
Company Tax Item	8.3(d)
Confidentiality Agreement	13.7
Consent	6.8(c)

i

INDEX OF DEFINED TERMS

(continued)

Term	Location of Definition
Continuing Employees	7.8(a)
Controlled Group Liability	4.24(f)
CRA	4.12(d)
Determination Date	12.1(i)
Disclosure Letter	3.1
Dissenting Shares	1.6(a)
Effective Time	1.1
Employee Plans	4.24(a)
Environmental Laws	4.16
ERISA	4.24(a)
Exchange Act	7.5(a)
Exchange Agent	1.5(a)
Exchange Fund	1.5(a)
Excluded Assets and Liabilities	2.3(c)
Expenses	13.1
Expiration Date	6.8(d)
FDIA	4.34
FDIC	4.1(b)
FHLB	4.1(b)
Final Index Price	12.1(i)
Final Price	12.1(i)
Fill Offer	12.1(i)
Fill Option	12.1(i)
GAAP	4.4
Governmental Entity	4.5
Hazardous Materials	4.16
HMDA	4.12(d)
HOLA	4.1(a)
IBCL	Preamble
Indemnified Liabilities	7.4(a)
Indemnified Parties	7.4(a)
Index Group	12.1(i)
Initial Index Price	12.1(i)
Information	8.4
Intellectual Property	4.28
IRS	4.24(a)
Knowledge	3.2(b)
Law	3.2(b)
Lien	4.11(g)
Material Adverse Effect	3.2(b)
Merger	Preamble
Merger Sub	1.1
Merger Consideration	1.2(a)

INDEX OF DEFINED TERMS

(continued)

Term	Location of Definition
Merger Proposal	4.27
Mortgage Banking Business	2.3(c)
New Certificates	1.5(a)
NMS Closing Price	12.1(i)
Notice of Disagreement	6.9
Old Certificates	1.5(a)
Other Asset Transfers	2.3(c)
OTS	4.5
Parent	Preamble
Parent Benefit Arrangements	5.15(b)
Parent Common Stock	1.2(a)
Parent Employee Plans	5.15(a)
Parent Financial Statements	5.3
Parent Governmental Filings	5.4(a)
Parent Intellectual Property	5.17
Parent Loan	5.18
Parent Rights Plan	1.7(b)
Parent Scheduled Contract	5.11
Parent Subsidiaries	5.1(b)
Patriot Act	4.12(d)
Person	4.6(c)
Pre-Closing Balance Sheet	6.9
Pre-Closing Balance Sheet Date	6.9
Pre-Closing Tax Period	8.3(c)
Proxy Statement	7.5(a)
Registration Statement	7.5(a)
Regulatory Authorities	4.12(a)(3)
Repurchase Obligation	6.17
Required Party	8.4
Requisite Regulatory Approvals	9.3
Retained Excluded Liabilities	6.8(d)
Rights	1.7(b)
S&D Loans	6.8(c)
SAIF	4.1(b)
SEC	5.4(a)
Securities Act	6.6
Securities Reports	5.4(b)
Shareholder Representative	Preamble
Shareholder Tax Returns	8.3(c)
Shareholders Agreements	Preamble
Spin-Off	6.15
Stock Exchange Ratio	1.2(a)
Subsidiary	4.1(d)

INDEX OF DEFINED TERMS

(continued)

Term	Location of Definition
Subsidiary Merger	1.13
Superior Proposal	6.6
Surviving Entity	Preamble
Takeover Laws	4.14
Target Equity Amount	6.9
Tax(es)	4.11(a)
Tax Authority	4.11(a)
Tax Returns	4.11(c)
Termination Proposal	4.27
Transition Agreements	2.3(c)
Treasury Stock	1.2(a)
Union Federal	1.13
Wound Up	6.8(c)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of the 3rd day of February, 2006, by and between SKY FINANCIAL GROUP, INC., an Ohio corporation (the “Parent”). WATERFIELD MORTGAGE COMPANY, INCORPORATED, an Indiana corporation (the “Company”) and SHAREHOLDER REPRESENTATIVE LLC, a Delaware limited liability company (the “Shareholder Representative”).

WHEREAS, the Board of Directors of each of the Parent and the Company deem advisable and in the best interests of their respective shareholders the merger of the Company with and into the Merger Sub (the “Merger”) upon the terms and conditions set forth herein in accordance with the Indiana Business Corporation Law (the “IBCL”) (the Merger Sub, following the effectiveness of the Merger, being hereinafter sometimes referred to as the “Surviving Entity”);

WHEREAS, the Board of Directors of each of the Parent and the Company have approved this Agreement and the Merger pursuant to which the Company will merge with and into the Merger Sub and each outstanding share of Company common stock, no par value (the “Company Stock”), will be converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth herein;

WHEREAS, it is intended that for federal income tax purposes the Merger shall qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, concurrently with the execution and delivery of this Agreement or pursuant to Section 6.16, the Parent is entering into agreements with the directors and certain shareholders of the Company pursuant to which such shareholders shall agree to take certain actions to support the transactions contemplated by this Agreement (the “Shareholders Agreements”); and

NOW, THEREFORE, on the basis of the foregoing recitals and in consideration of the respective covenants, agreements, representations and warranties contained herein, the parties hereto agree as follows:

ARTICLE I

TERMS OF MERGER

1.1 Effect of Merger and Surviving Entity. At the Effective Time, the Merger shall be effected pursuant to the terms, conditions and provisions of this Agreement and the Articles of Merger and in accordance with the applicable provisions of the IBCL, and the separate corporate existence of the Company shall cease. The Merger will have the effects set forth in the IBCL. As used herein, (i) “Effective Time” means the date and time at which the Articles of Merger are filed with the Secretary of State of the State of Indiana, or at such time thereafter as shall be agreed to by the parties and specified in the Articles of Merger and (ii) “Merger Sub” means an Indiana limited liability company and a wholly owned subsidiary of the Parent to be formed prior to the filing of the Articles of Merger with the Indiana Secretary of State in accordance with Section 2.2.

1.2 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(a) Outstanding Company Stock. Except as otherwise provided in this Article I, each share of Company Stock (excluding any shares of Company Stock held by the Company or any of the Company Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith (“Treasury Stock”), and Company Stock held by Parent) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive (i) a number of shares of the common stock of the Parent, without par value, (the “Parent Common Stock”) based upon a fixed exchange ratio of 4.38 shares of Parent Common Stock for each share of Company Stock (the “Stock Exchange Ratio”) and (ii) cash in the amount of $80.07 for each share of Company Stock (the “Cash Exchange Ratio,” together with the Stock Exchange Ratio, the “Merger Consideration”).

(b) Treasury Shares and Shares Held by Parent. Each share of Company Stock held as Treasury Stock or held by the Parent immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor. For purposes of this provision, shares held by Subsidiaries of the Parent shall not be deemed to be held by the Parent.

(c) Outstanding Parent Common Stock. Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

(d) Effect on the Merger Sub Stock. Each issued and outstanding membership interest in the Merger Sub shall remain issued and outstanding at the Effective Time and shall remain unchanged by the Merger.

1.3 Rights as Shareholders; Stock Transfers. At the Effective Time, the Company Stock shall no longer be outstanding and shall automatically be canceled and cease to exist and holders of Company Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than to receive any dividend or other distribution with respect to such Company Stock with a record date occurring prior to the Effective Time, the consideration provided under this Article I and the appraisal rights in the case of Dissenting Shares. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Entity of any Company Stock (other than Dissenting Shares, if applicable).

1.4 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Parent Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger and no Parent dividend or other distribution or stock split or combination will relate to any fractional share of Parent Common Stock, and such fractional shares of Parent Common Stock will not entitle the owner thereof to vote or to any rights of a security holder of the Parent; instead, the Parent shall pay to each holder of Company

Stock who would otherwise be entitled to a fractional share of Parent Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional share of Parent Common Stock to which the holder would be entitled by the Average NMS Closing Price.

1.5 Exchange Procedures.

(a) On the Business Day immediately prior to the Effective Time, the Parent shall deposit, or shall cause to be deposited, with such bank or trust company as shall be selected by the Parent and reasonably acceptable to the Company to act as exchange agent (in such capacity, the “Exchange Agent”) pursuant to an Exchange Agent Agreement in form and substance mutually acceptable to the Company and the Parent, for the benefit of the holders of certificates representing Company Stock (“Old Certificates”), for exchange in accordance with this Article I, certificates representing the Parent Common Stock (“New Certificates”) and an amount of cash sufficient to pay the cash portion of the Merger Consideration, including a good faith estimate of the cash to be paid in lieu of fractional shares of Parent Common Stock (such cash and New Certificates, together with any dividends or distributions with a record date occurring on or after the Effective Time with respect thereto being hereinafter referred to as the “Exchange Fund”) to be paid pursuant to this Article I in exchange for outstanding Company Stock. The Parent shall make available directly or indirectly to the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares of Parent Common Stock pursuant to Section 1.4 and any dividends and other distributions pursuant to Section 1.5(e). As used herein, “Business Day” means any day other than a Saturday, Sunday or other day on which banks in Indianapolis, Indiana are required or authorized by Law to be closed.

(b) No interest will be paid on any cash, including any cash to be paid in lieu of fractional shares of Parent Common Stock or in respect of dividends or distributions, that any such Person shall be entitled to receive pursuant to this Article I.

(c) Within five Business Days after the Effective Time, the Parent shall cause the Exchange Agent to mail to each holder of record of an Old Certificate, (i) a form of letter of transmittal specifying that delivery will be effected, and risk of loss and title to the Old Certificates will pass, only upon proper delivery of the Old Certificates to the Exchange Agent and (ii) instructions and procedures for surrendering such Old Certificates in exchange for the New Certificates. Upon surrender of an Old Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Old Certificate shall receive in exchange therefor (A) a New Certificate representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article I, and (B) a check in an amount equal to the sum of the cash to be paid to such holder as part of the Merger Consideration, the cash to be paid in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 1.4 and the cash to be paid in respect of any dividends or distributions to which such holder may be entitled pursuant to Section 1.5(e), after giving effect to any required tax withholdings, and the Old Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, a New Certificate representing the proper number of shares of Parent Common Stock may be issued, and the cash to be paid as part of the Merger Consideration, in lieu of any fractional share of Parent Common

Stock and in respect of any dividends or distributions may be paid, to a transferee if the Old Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.5(c), each Old Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a New Certificate and a check in an amount equal to the sum of the cash to be paid as part of the Merger Consideration, the cash to be paid in lieu of any fractional share of Parent Common Stock and the cash to be paid in respect of any dividends or distributions to which the holder may be entitled pursuant to Section 1.5(e) hereof.

(d) Promptly following the date that is six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Entity all cash, certificates and other documents in its possession relating to the transactions described in this Agreement; and any holders of Company Stock who have not theretofore complied with this Article I may look thereafter only to the Surviving Entity for the Parent Common Stock, any dividends or distributions thereon and any cash to be paid as part of the Merger Consideration or in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to this Article I, in each case, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Stock for any Parent Common Stock, any dividends or distributions thereon or any cash to be paid as part of the Merger Consideration or in lieu of fractional shares of Parent Common Stock delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e) No dividends or other distributions with respect to Parent Common Stock with a record date occurring on or after the date of the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing Company Stock converted in the Merger into the right to receive such Parent Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 1.5. After becoming so entitled in accordance with this Section 1.5, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Parent Common Stock such holder had the right to receive upon surrender of the Old Certificates.

(f) If any Old Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Parent, the posting by such Person of a bond in such reasonable amount as the Parent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Old Certificate (i) the number of shares of Parent Common Stock to which such Person is entitled pursuant to Section 1.2(a) with respect to the shares of Company Stock formerly represented thereby, and (ii) a check in an amount equal to the sum of the cash to be paid to such Person as part of the Merger Consideration, the cash to be paid in lieu of any fractional share of Parent Common Stock to which such Person is entitled pursuant to Section 1.4 and the cash to be paid in respect of any dividends or distributions to which such Person may be entitled pursuant to Section 1.5(e).

(g) The Parent and the Exchange Agent shall be entitled to rely upon the Company’s stock transfer books to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, the Parent and the Exchange Agent shall be entitled to deposit any Merger Consideration or dividends or distributions thereon represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h) The Parent is entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any other applicable Law. To the extent that amounts are so withheld by the Parent, such withheld amounts may be treated for all purposes of this Agreement as having been paid to the holders of Company Stock in respect of which such deduction and withholding were made by the Parent.

1.6 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Company shareholders who have asserted dissenters’ rights and demanded payment of fair value for such shares of Company Stock in the time and manner provided in the IBCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such demand for payment under the IBCL (the “Dissenting Shares”) shall not be converted as described in this Article I, but shall, by virtue of the Merger, be entitled to only such rights as are granted by the IBCL; provided, however, that if such holder shall have effectively withdrawn or lost his, her or its right to demand payment of fair value under the IBCL, such holder’s shares of Company Stock shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration, without any interest thereon.

(b) The Company shall give the Parent (i) prompt notice of any demands for payment of fair value pursuant to the IBCL received by the Company, attempted withdrawals of such demands, and any other instruments served pursuant to the IBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for payment of fair value under the IBCL. The Company shall not, except with the prior written consent of the Parent or as otherwise required by applicable Law, make any payment with respect to any such demands for payment of fair value, offer to settle or settle any such demands or approve any withdrawal of any such demands.

1.7 Anti-Dilution Provisions.

(a) In the event the Parent changes (or establishes a record date for changing) the number of shares of Parent Common Stock issued and outstanding between the date hereof and the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Parent Common Stock and the record date therefor shall be prior to the Effective Time, the Stock Exchange Ratio shall be proportionately adjusted.

(b) Each share of Parent Common Stock issued as Merger Consideration shall be accompanied by Rights issued pursuant to the Shareholder Rights Plan of Parent (then known as Citizens Bancshares, Inc.) dated July 21, 1998, (the “Parent Rights Plan”) and each New Certificate shall contain the legend contained in Section 3(c) of the Parent Rights Plan. As used herein, “Rights” shall have the meaning assigned to such term in the Parent Rights Plan.

1.8 Company Stock Options. The Company will take such actions necessary to ensure that as of the Closing Date, there are no outstanding and unexercised options to purchase shares of the Company Stock (“Company Stock Options”). The Company shall obtain from each holder of Company Stock Options and deliver to the Parent prior to the Closing, documentation reasonably acceptable to the Parent with respect to the exercise, cancellation, termination or surrender of such options, including a release of any and all claims with respect to such Company Stock Options.

1.9 Directors of Surviving Entity. At the Effective Time, the Board of Directors of the Surviving Entity shall be comprised of the Persons serving as directors of the Merger Sub immediately prior to the Effective Time. Such Persons shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

1.10 Executive Officers of Surviving Entity. At the Effective Time, the executive officers of the Surviving Entity shall be comprised of the Persons serving as executive officers of the Merger Sub immediately prior to the Effective Time. Such Persons shall serve until the earlier of their resignation or termination.

1.11 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that neither the Parent nor the Merger Sub by reason of this Agreement shall be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, the Company and shall not exercise, or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

1.12 Articles of Organization and Operating Agreement. The Articles of Organization of the Merger Sub as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Entity. The Operating Agreement of the Merger Sub as in effect immediately prior to the Effective Time shall be the Operating Agreement of the Surviving Entity.

1.13 The Subsidiary Merger. After the Merger and at the time determined by the Parent and specified by Sky Bank, an Ohio banking corporation and a wholly-owned subsidiary of the Parent, in the Certificate of Merger filed with the Secretary of State of the State of Ohio (which shall not be earlier than immediately after the Effective Time), Union Federal Bank of Indianapolis, a stock savings bank and a wholly-owned subsidiary of the Company (“Union Federal”), shall merge with and into Sky Bank (the “Subsidiary Merger”) pursuant to an agreement to merge (the “Agreement to Merge”) to be executed by Union Federal and Sky Bank. Upon consummation of the Subsidiary Merger, the separate corporate existence of Union Federal shall cease and Sky Bank shall survive and continue to exist as a state banking corporation. The Parent may at any time prior to the Effective Time change the method of effecting the Subsidiary Merger (including the provisions of this Section 1.13), subject to the prior written consent of the

Company, which consent shall not be unreasonably withheld, delayed or conditioned, provided that (a) the Subsidiary Merger occurs after the Merger, (b) the Merger Consideration to be paid to the Company shareholders is not thereby changed in kind or reduced in amount (including by payment of Taxes on such Merger Consideration or otherwise) as a result of the modification, (c) such modification will not materially delay or jeopardize receipt of any required approvals of Governmental Entities or otherwise materially delay consummation of the Merger and (d) such modification is not reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the ability of counsel to render the opinions described in Section 9.7 of this Agreement.

ARTICLE II

THE CLOSING

2.1 Closing and Closing Date. Subject to the provisions of Articles IX, X and XI hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the last day of the month in which the Pre-Closing Balance Sheet Date is finally determined in accordance with Section 6.9, or such other date agreed to in writing by the Parent and the Company. The date on which the Closing actually occurs, as specified in the filing of the Articles of Merger with the Secretary of State of the State of Indiana provided in Section 1.1, is referred to as the “Closing Date.”

2.2 Articles of Merger. If all conditions to the obligations of the parties shall have been satisfied or waived by the party entitled to the benefits thereof, the parties shall, at the Closing, duly execute articles of merger as required by and in accordance with the IBCL (the “Articles of Merger”) for filing with the Indiana Secretary of State and promptly thereafter take all steps necessary or desirable to consummate the Merger in accordance with all applicable Laws.

2.3 Disposition of Mortgage Banking Business.

(a) (i) The Parent acknowledges that prior to the date hereof, Union Federal has entered into a Stock and Mortgage Loan Purchase Agreement (the “AHM Purchase Agreement”), which is attached hereto as Exhibit A, whereby Union Federal agreed to sell, and the purchaser thereunder agreed to purchase certain mortgage loans and all of the capital stock of Waterfield Financial Corporation, which entity owns certain of the assets and liabilities previously forming a part of the mortgage banking business of the Company and the Company Subsidiaries as more fully described in the AHM Purchase Agreement and (ii) the Company shall use its commercially reasonable efforts, and the Company shall cause Union Federal to use its commercially reasonable efforts to complete the closings contemplated by the AHM Purchase Agreement in accordance with the terms of the AHM Purchase Agreement to the extent any such closings have not occurred as of the date of this Agreement;

(b) (i) The Parent acknowledges that prior to the date hereof, the Company has entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), which is attached hereto as Exhibit A-1, whereby the Company and Union Federal agreed to sell and assign, and the purchaser thereunder agreed to purchase and assume, the mortgage servicing rights of the

Company and Union Federal that form a part of the mortgage banking business of the Company and the Company Subsidiaries and (ii) the Company shall used its commercially reasonable efforts to complete the transactions contemplated by the Asset Purchase Agreement in accordance with the terms of the Asset Purchase Agreement; and

(c) The Company shall use its commercially reasonable efforts, and the Company shall cause Union Federal to use its commercially reasonable efforts, to sell, dispose or otherwise liquidate and wind up all of the Excluded Assets and Liabilities as promptly as practicable following the date hereof in accordance with Section 6.8 (the “Other Asset Transfers”). Pursuant to the AHM Purchase Agreement, the Company and Union Federal, as applicable, entered into a Contribution and Distribution Agreement, a Transition Services Agreement and an Interim Servicing Agreement, each dated January 20, 2006 (the “AHM Side Agreements,” each of which is included in Section 2.3(c) of the Company Disclosure Letter). In connection with the Asset Purchase Agreement, the Company entered into an Interim Servicing Agreement (together with the AHM Side Agreements, the “Transition Agreements”). The assets and liabilities sold, transferred or disposed pursuant to the AHM Purchase Agreement, the Asset Purchase Agreement and the Other Asset Transfers, and any services performed, and obligations required to be fulfilled or satisfied, by the Company and Union Federal pursuant to the Transition Agreements, shall be referred to herein as the “Mortgage Banking Business.” The “Disposition of the Mortgage Banking Business” as used herein refers to the completion of the transactions described in clauses (a), (b) and (c) above. For purposes of this Agreement, “Excluded Assets and Liabilities” shall mean, collectively, (i) the assets and liabilities of the Company and the Company Subsidiaries set forth on Exhibit B attached hereto, (ii) the assets and liabilities reflected on Section 6.8(b) of the Company Disclosure Letter as the same may be updated from time-to-time as provided for in Section 6.8(b) and (iii) other assets or liabilities (contingent or otherwise), including contracts with third parties, that are related solely to residential mortgage loan origination through retail, wholesale, direct and contract channels, GNMA reperformers, loan underwriters, secondary marketing and risk management, loan servicing and other businesses represented by the assets and liabilities reflected on Section 6.8(b) of the Company Disclosure Letter as the same may be updated from time-to-time as provided for in Section 6.8(b). The Excluded Assets and Liabilities do not include any residual liabilities related to the performance of mortgage servicing obligations.

ARTICLE III

REPRESENTATIONS AND WARRANTIES - STANDARDS

3.1 Disclosure Letter. On or prior to the execution hereof, the Company and the Parent each shall have delivered to the other a letter (its “Disclosure Letter”) setting forth, among other items, facts, circumstances and events the disclosure of which is required or appropriate in relation to any or all of its representations and warranties. Each Disclosure Letter shall refer to the representation or warranty to which exceptions or matters disclosed therein relate; provided, however, that an exception or matter disclosed with respect to one representation or warranty shall also be deemed disclosed with respect to each other representation or warranty to which the exception or matter reasonably relates. Notwithstanding the foregoing, no fact, circumstance or event is required to be set forth in the Disclosure Letter as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being deemed untrue or incorrect in the immediately succeeding paragraph. The inclusion of any item in such Disclosure Letter shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has or had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.2 Standards.

(a) No representation or warranty of the Company or the Parent contained in Article IV (other than Section 4.21) and V, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, on account of the existence of any fact, circumstance or event unless, as a consequence of such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of Article IV (other than Section 4.21) and V, as applicable, the Company or the Parent (as applicable) has had, or is reasonably likely to have, a Material Adverse Effect. The Company’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with a written request of the Parent.

(b) As used in this Agreement, the term “Material Adverse Effect” means any circumstance, change in or effect (1) that is materially adverse to the financial condition, business, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole, or the Parent and the Parent Subsidiaries, taken as a whole (as the context may dictate), or that materially impairs the ability of the Company or the Parent (as the context may dictate) to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded the effect of: (i) any change in Laws or interpretations thereof by Governmental Entities, (ii) any change in GAAP or any change in regulatory accounting requirements applicable to banks, savings associations or their holding companies generally, (iii) any general social, political, economic, environmental or natural condition, change, effect, event or occurrence, including changes in prevailing interest rates, the shape of the yield curve for U.S. Treasury securities, currency exchange rates or general economic or market conditions, (iv) the public announcement of the transactions contemplated by this Agreement and any action or omission by any party to this Agreement pursuant to the terms of this Agreement or taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (v) any expenses incurred in connection with this Agreement or the transactions contemplated hereby and (vi) the transactions contemplated in connection with the Disposition of the Mortgage Banking Business and the performance of the Transition Agreements in accordance with their terms. As used herein, “Law” means any and all statutes, laws, ordinances, rules, regulations, orders, permits, judgments, injunctions, decrees, case law and other rules of law enacted, promulgated or issued by any Governmental Entity. For purposes of this Agreement, “Knowledge” shall mean matters within the actual knowledge of Donald A. Sherman, Vincent J. Otto, Alvin T. Stolen III, Michael W. Newbold, Ray Gusky and Matthew McDowell in the case of the Company, and Marty E. Adams, Kevin T. Thompson, Frank J. Koch, W. Granger Souder and Les V. Starr in the case of the Parent, in any such case, after reasonable inquiry for transactions of this type by such persons (taking into account the areas of responsibility of such persons) of those employees of the Company and the Company Subsidiaries or the Parent and the Parent Subsidiaries, as applicable, whose duties would, in the normal course of the affairs of the Company and the Company Subsidiaries, or the Parent and the Parent Subsidiaries, as applicable, result in such employees having knowledge concerning such matters.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Parent as follows:

4.1 Incorporation, Standing and Power.

(a) The Company has been duly organized, is validly existing and is in good standing as a corporation under the laws of the State of Indiana and is duly registered as a savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended (“HOLA”). Union Federal is a stock savings bank and a wholly-owned Subsidiary of the Company. Union Federal is duly organized, validly existing and in good standing under the laws of the United States of America.

(b) Except for its ownership of Union Federal, the Company does not own any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). Each Subsidiary of the Company, other than those Subsidiaries that are included in the assets of the Mortgage Banking Business, is identified on the Company Disclosure Letter (collectively, the “Company Subsidiaries”). Union Federal is a qualified thrift lender pursuant to Section 10(m) of HOLA, its deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Savings Association Insurance Fund (“SAIF”) in the manner and to the fullest extent provided by Law and Union Federal has paid all deposit insurance premiums and assessments required by applicable Law. Union Federal is a member in good standing of the Federal Home Loan Bank of Indianapolis (“FHLB”).

(c) Each of the other Company Subsidiaries has been duly organized and is validly existing and (where applicable) is in good standing under the Laws of its state of incorporation or organization which in each case is set forth in the Company Disclosure Letter. The Company and each of the Company Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing, qualification or good standing necessary.

(d) The copies of the Articles of Incorporation and Bylaws of the Company which have previously been made available to the Parent are true, complete and correct copies of such documents. The Company has furnished to the Parent true, complete and correct copies of each of the Company Subsidiaries’ Articles of Incorporation and Bylaws, as amended, or comparable organizational documents. As used herein, “Subsidiary” of a Person means any other Person of which more than 50% of the voting power is owned or controlled, directly or indirectly, by such first Person regardless of the application of the consolidation provisions under GAAP or the Code.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 2,000,000 shares of Company Stock, of which 1,505,629 shares are outstanding. All of the outstanding shares of Company Stock are duly authorized, validly issued, fully paid and nonassessable and are free of preemptive rights. As of the date of this Agreement, no shares of Company Stock were held as Treasury Stock. Except for Company Stock Options covering 199,175 shares of Company Stock granted pursuant to the Company Stock Option Plan, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Company Stock nor any securities convertible into such stock, and the Company is not obligated to issue any additional shares of its common stock or any additional options, warrants or other rights in or with respect to the unissued shares of such stock or any other securities convertible into or exchangeable for such stock. The Company Disclosure Letter contains a list (the “Company Option List”) setting forth the name of each holder of a Company Stock Option, the number of shares of Company Stock covered by each such option and the exercise price per share. “Company Stock Option Plan” means Waterfield Mortgage Company Incorporated 1999 Stock Incentive Plan.

(b) The authorized capital stock of Union Federal consists of 1,000 shares of common stock, $1.00 par value per share, 100 of which are outstanding. All of the outstanding shares of such common stock of Union Federal are duly authorized, validly issued, fully paid and nonassessable, are free of preemptive rights and are owned of record and beneficially by the Company free and clear of any Liens. There are no outstanding options, warrants or other rights in or with respect to the unissued or the issued or outstanding shares of such common stock or any other securities convertible into or exchangeable for such stock, and Union Federal is not obligated to issue any additional shares of its common stock or any options, warrants or other rights in or with respect to the unissued shares of its common stock or any other securities convertible into such stock.

(c) The authorized and outstanding capital stock of each of the Company Subsidiaries other than Union Federal is as described in the Company Disclosure Letter. All of the outstanding shares of such capital stock are duly authorized, validly issued, fully paid and nonassessable and are owned of record and beneficially by the Company or Union Federal or a Subsidiary of the Company or Union Federal free and clear of any Liens. There are no outstanding options, warrants or other rights in or with respect to the unissued or the issued or outstanding shares of such capital stock or any other securities convertible into such stock, and none of such Company Subsidiaries is obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

(d) No bonds, debentures, notes or other indebtedness having the right generally to vote on any matters on which shareholders of the Company or any Company Subsidiary may vote are issued and outstanding.

4.3 Subsidiaries. The Company Disclosure Letter contains a list of all equity securities the Company or one of its Subsidiaries holds involving, in the aggregate, beneficial ownership or control by the Company or any such Subsidiary of 5% or more of any class of the issuer’s voting securities or 25% or more of any class of the issuer’s securities, including a description of any such issuer and the percentage of the issuer’s voting and/or non-voting securities and, as of the Effective Time, no additional Persons would need to be included on such a list. The Company Disclosure Letter contains a list of all partnerships and joint ventures in which the Company or any Company Subsidiary owns an equity interest.

4.4 Financial Statements. The Company has delivered to the Parent (A) the audited financial statements of the Company for each of the fiscal years ended December 31, 2003 and 2004, consisting of consolidated balance sheets and the related consolidated statements of income and retained earnings and cash flows for the fiscal years ended on such dates, including accompanying notes and the related reports thereon of Ernst & Young LLP and (B) the unaudited consolidated statement of financial condition of the Company as of September 30, 2005, and the related unaudited consolidated statements of income and retained earnings for the nine months then ended (collectively, the “Company Financial Statements”). The Company Financial Statements fairly present in all material respects the consolidated financial position, results of operations, retained earnings and cash flows of the Company as of the dates thereof and for the periods to which they relate, in each case in accordance with accounting principles generally accepted in the United States (“GAAP”) consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes and statements of cash flows in the case of unaudited statements.

4.5 Reports and Filings. Each of the Company and the Company Subsidiaries have timely filed all reports, returns, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with the Office of Thrift Supervision (the “OTS”) and the FDIC (collectively, “Company Governmental Filings”). As of their respective dates, each of such Company Governmental Filings complied in all material respects with all Laws enforced or promulgated by the Governmental Entity with which it was filed (or was amended so as to be in compliance promptly following discovery of any such noncompliance). As used herein, “Governmental Entity” means any Federal or state court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

4.6 Authority of the Company.

(a) The Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and, subject to Company Shareholder Approval, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company including the vote of the Board of Directors of the Company approving this Agreement, the Merger and the Shareholders Agreements. This Agreement is a valid and legally binding agreement of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity and except to the extent such enforceability may be limited by Laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC. Prior to the filing of the Registration Statement in accordance with Section 7.5, the Board of Directors of the Company shall have approved the Termination Proposal.

(b) The execution and delivery by the Company of this Agreement, the consummation of the transactions contemplated herein and compliance by the Company with any of the provisions hereof, will not: (i) conflict with or result in a breach of any provision of its or any of the Company Subsidiaries’ Articles or Certificates of Incorporation (or comparable organizational documents), as amended, or Bylaws (or comparable organizational documents), as amended; (ii) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party, or by which the Company or any of the Company Subsidiaries or any of their respective properties or assets are bound; (iii) result in the creation or imposition of any Lien on any of the properties or assets of the Company or any of the Company Subsidiaries; or (iv) violate any Law applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets.

(c) No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of the Company or the Company Subsidiaries, and no consent of, approval of or notice to any other Person, is required in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the transactions contemplated by this Agreement, except (i) the approval of the Company Proposals by the shareholders of the Company; (ii) the approval of the OTS, the Federal Reserve System and Indiana Department of Financial Institutions; (iii) the filing of the Articles of Merger with the Secretary of State of the State of Indiana; (iv) filings under state corporate, banking, securities, insurance or other Laws in states where the Company or any Company Subsidiary maintains offices or transacts business; and (v) any filings required to be made with the U.S. Federal Trade Commission or Department of Justice. As of the date hereof, to the Company’s Knowledge, it has no reason to believe that the Requisite Regulatory Approvals will not be received without the imposition of a condition, restriction or requirement of the type described in Section 9.3. As used herein, “Person” means any individual, corporation, association, partnership, limited liability company, trust, joint venture, other entity, unincorporated organization, or Governmental Entity.

4.7 Insurance. The Company and the Company Subsidiaries are insured against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. Set forth in the Company Disclosure Letter is a list, as of the date hereof, of all policies of insurance carried and owned by either the Company or the Company Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. No insurer under any such policy or bond has canceled or indicated in writing an intention to cancel or, as of the date hereof, indicated in writing an intention not to renew any such policy or bond or generally disclaimed liability thereunder. None of the Company or any of the Company Subsidiaries is in default under any such policy or bond which is material to the operations of the Company and the Company Subsidiaries, taken as a whole, and all material claims thereunder have been filed in a timely fashion. Except for policies insuring against potential liabilities of officers, directors and employees of the Company and the Company Subsidiaries, the Company or the relevant Company Subsidiary is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed, in due and timely fashion.

4.8 Title to Assets. The Company and each Company Subsidiary has good, and in the case of real property only, marketable, title to its properties and assets, real and personal, reflected on the Company Financial Statements as owned by the Company as of December 31, 2004 or acquired after such date, free and clear of all Liens except (a) statutory Liens for amounts not yet due and payable, (b) pledges to secure deposits and borrowings and other Liens incurred in the ordinary and usual course of banking business, (c) such imperfections of title, easements, Liens, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties, and (d) Liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which the Company or any of the Company Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that the Company or any such Company Subsidiary has agreed to terminate since the date hereof) are held under valid leases or subleases enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and to general equity principles) without default thereunder by the lessee or, to the Company’s Knowledge, the lessor. All material tangible properties of the Company and each of the Company Subsidiaries are in a commercially usable state of maintenance and repair, conform with all applicable ordinances, regulations and zoning Laws and are considered by the Company to be adequate for the current business of the Company and the Company Subsidiaries.

4.9 Owned Real Property. As of the date hereof, the Company Disclosure Letter contains a true and complete list of each parcel of real property owned by the Company or the Company Subsidiaries, whether by foreclosure or acquisition of deeds in lieu of foreclosure of mortgages or otherwise, other than any real property held as “other real-estate owned” or “OREO.”

4.10 Litigation. Except for foreclosure proceedings relating to the Company’s servicing business in which the Company or any Company Subsidiary is a plaintiff involving claims of less than $500,000 per proceeding and for which no counterclaim against the Company or any Company Subsidiary shall have been filed, there is no suit, action, investigation, inquiry or proceeding (whether judicial, arbitral, administrative or otherwise) pending or, to the Knowledge of the Company, threatened, against or affecting the Company or any Company Subsidiary, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity outstanding against the Company or any Company Subsidiary. There are no judgments, decrees, stipulations or orders against the Company or the Company Subsidiaries or enjoining their respective directors, officers or employees in respect of, or the effect of which is to prohibit any business practice or the acquisition of any property or the conduct of business in any area.

4.11 Taxes.

(a) As used herein, “Tax” or “Taxes” means (i) any and all federal, state, local or foreign taxes, imposts, levies or other like assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, real or personal property, corporation and estimated taxes, custom duties and other taxes of any kind whatsoever; and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by Law or any Tax Authority in connection with any item described in clause (i). “Tax Authority” or “Tax Authorities” means any Governmental Entity responsible for the collection, assessment or imposition of any Tax.

(b) Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede (i) the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or (ii) the ability of counsel to render the opinions described in Section 9.7 of this Agreement.

(c) The Company and the Company Subsidiaries have filed all Tax Returns required to be filed; and all such Tax Returns were true, complete and correct in all material respects. As used herein, “Tax Returns” means all returns, declarations, reports, estimates, information returns, statements, elections, disclosures and schedules required to be filed with any Tax Authority in respect of any Taxes (including any attachments or schedules thereto or amendments thereof).

(d) All material Taxes due and payable as of the date hereof by or on behalf of the Company and the Company Subsidiaries have been fully and timely paid, except to the extent adequately reserved for (other than in any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in accordance with GAAP and/or applicable regulatory accounting principles or banking regulations consistently applied on the balance sheets of the Company and the Company Subsidiaries, and adequate reserves or accruals for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) have been provided in the balance sheets of the Company and the Company Subsidiaries with respect to any period through the date thereof for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing.

(e) No audit, action, suit, proceeding, claim or examination is pending with, or to the Knowledge of the Company, threatened by, any Tax Authority with respect to a Tax Return filed by the Company or any of the Company Subsidiaries.

(f) Neither the Company nor any of the Company Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or agreement is currently in effect. To the Knowledge of the Company, no written claim has been made in the past 3 years by a Tax Authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Tax Returns that the Company or any of the Company Subsidiaries is or may be subject to taxation by that jurisdiction. None of the shareholders of the Company is a foreign person within the meaning of Section 1445 of the Code. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.

(g) There are no Liens for Taxes upon the Company’s assets other than Liens for Taxes that are not yet due and payable. As used herein, “Lien” means any mortgage, deed of trust, option, pledge, hypothecation, security interest, encumbrance, restriction (whether on voting or disposition or otherwise), claim, lien or charge of any kind (other than liens for Taxes not yet due and payable), or any conditional sales contract, title retention contract or other contract to create any of the foregoing (it being understood that a contract that permits a purchaser to return items purchased thereunder shall not be deemed to constitute a Lien solely by virtue thereof), whether imposed by Law or otherwise.

(h) Neither the Company nor any of the Company Subsidiaries have any material liability for the Taxes of any Person (other than of the Company or the Company Subsidiaries) under Treasury Regulation Section 1.1502-6, as a transferee or successor, by contract, or otherwise.

(i) The Company and the Company Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party.

(j) The unpaid Taxes of the Company and the Company Subsidiaries do not exceed the reserves or accruals for such unpaid Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on their balance sheets as adjusted for passage of time through the Closing Date in accordance with past custom and practice of the Company and the Company Subsidiaries in filing their Tax Returns. Except for any transactions contemplated or permitted by this Agreement and in connection with the Disposition of the Mortgage Banking Business or the performance of the Transition Agreements in accordance with their terms, since the date of the most recent balance sheet of the Company and the Company Subsidiaries included in the Company Financial Statements, neither the Company nor any of the Company Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary and usual course of business consistent with past practice or in connection with the disposition of the Mortgage Banking Business.

(k) The Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times since July 1995 and the Company will be an S corporation up to and including the Closing Date.

(l) The Company Disclosure Schedule identifies each Subsidiary that is a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code. Each Subsidiary so identified has been a qualified subchapter S subsidiary at all times since the date shown on such schedule and will continue to be so at all times up to and including the Closing Date.

(m) Neither the Company nor any of the Company Subsidiaries has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 of the Code within the last five years. Except as disclosed in Section 4.11(n) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any predecessor provision).

4.12 Compliance with Charter Provisions and Laws and Regulations.

(a) Each of the Company and the Company Subsidiaries:

(1) is in compliance with its Articles or Certificate of Incorporation (or comparable organizational documents), as amended, or Bylaws (or comparable organizational documents), as amended;

(2) is in compliance with all Laws applicable thereto or to the employees conducting such businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices;

(3) has received, since December 31, 2004, no notification or communication from any federal or state governmental agencies or authorities charged with the supervision of financial institutions (or their holding companies) or issuers of securities or engaged in the issuance of deposits (including the OTS or the FDIC) or the supervision or regulation of it or any of its Subsidiaries (“Regulatory Authorities”) or Governmental Entity (A) asserting that the Company or any of the Company Subsidiaries is not in compliance with any of the Laws that such Regulatory Authority or Governmental Entity enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to the Company’s Knowledge, do any grounds for any of the foregoing exist) or (C) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

(4) has no Knowledge of any threatened investigation, review or disciplinary proceedings by any Governmental Entity against the Company, any of the Company Subsidiaries or any officer, director or employee thereof and no such investigation, review or proceeding is pending; and

(5) is not a party to any supervisory agreement, consent decree or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is not subject to any cease-and desist or other similar order or directive by, or is not a recipient of any extraordinary supervisory letter from, or has not adopted any board resolutions specifically applicable to the Company or any Company Subsidiary at the request of, any Governmental Entity which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or risk management policies or its management, nor has the Company been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such supervisory agreement, decree, memorandum of understanding, extraordinary supervisory letter, commitment letter, order, directive or similar submission, or any such board resolutions.

(b) None of the Company or the Company Subsidiaries has engaged in any of the practices listed in Office of the Comptroller of the Currency Advisory Letter AL 2000-7 as “indications that an institution may be engaging in abusive lending practices” or as practices that “may suggest the potential for fair lending violations” or has originated, owned or serviced or currently owns or services any loan subject to the requirements of Section 226.32 of title 12 of the Code of Federal Regulations.

(c) None of the Company or the Company Subsidiaries are subject to any pending claims under the Company’s financial institution bond identified on the Company Disclosure Letter, or are aware of any facts or circumstances which the Company reasonably believes would give rise to a covered act or omission under such financial institution bond.

(d) Union Federal is an “insured depository institution” as defined in the Federal Deposit Insurance Act and has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the Community Reinvestment Act (“CRA”). The Company has no Knowledge of, nor, to the Company’s Knowledge, is there any reason to believe (because of Union Federal’s Home Mortgage Disclosure Act (“HMDA”) data for the year ended December 31, 2004 filed with the OTS on or prior to March 1, 2005, or otherwise) that any facts or circumstances exist, which would cause Union Federal or any other Company Subsidiary: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Currency and Foreign Transactions Reporting Act (the “Bank Secrecy Act”), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”), any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation (collectively, the “Anti-Money Laundering Laws”). The board of directors of Union Federal (or where appropriate of any other Company Subsidiary) has adopted, and Union Federal (or such other Company Subsidiary) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and Union Federal (or such other Company Subsidiary) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

4.13 Employees. Neither Company nor any of the Company Subsidiaries is involved in or, to the Company’s Knowledge, threatened with, any strike, labor dispute, grievance, or litigation relating to labor matters involving any employees of the Company or any Company Subsidiaries. To the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any contract, collective bargaining agreement or other understanding with a labor union or labor organization, nor is the Company or any of the Company Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any of the Company Subsidiaries to bargain with any labor organization as to wages or conditions of employment.

4.14 Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Shareholders Agreements and the transactions contemplated hereby and thereby from, and this Agreement, the Shareholders Agreements and the transactions contemplated hereby and thereby are exempt from, (i) the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover Laws of the State of Indiana or any other state (collectively, “Takeover Laws”) applicable to it and (ii) any other applicable provision of the organizational documents of the Company or the Company Subsidiaries.

4.15 Transactions with Affiliates. Section 4.15 of the Company Disclosure Letter sets forth each transaction, or series of similar transactions, since January 1, 2005 to which the Company or any Company Subsidiary was or is a party in which the amount involved exceeds $60,000 and in which any of the following Persons had or will have a direct or indirect material interest, (i) any director or executive officer of the Company or any Company Subsidiary and (ii) any Person owning 10% or more of the Company’s outstanding equity securities, other than in connection with services rendered to the Company or any Company Subsidiary in such person’s capacity as director, officer or employee.

4.16 Environmental Matters. To the Company’s Knowledge (i) there is no environmental condition, situation, or incident on, at, or concerning any property currently or formerly owned, leased or used by the Company or the Company Subsidiaries (including in a fiduciary or agency capacity) or on which any of them holds a Lien that could give rise to an action or liability under any Environmental Law; (ii) there are no state or federal Liens on property owned by the Company or the Company Subsidiaries resulting from an environmental cleanup by any federal or state authority; (iii) neither the Company nor any of the Company Subsidiaries is subject to any decree, order, writ, judgment or injunction issued pursuant to any applicable Environmental Laws and there is no event, cause or condition which the Company reasonably expects to give rise to or form the basis of such a decree, order, writ, judgment or injunction; (iv) neither the Company nor any of the Company Subsidiaries has received any written or oral notice under the citizen suit provision of any Environmental Laws; (v) neither the Company nor any of the Company Subsidiaries has received any unresolved written or oral request for information, notice of violation, demand letter, administrative inquiry, complaint or claim from any Person, including any Governmental Entity, involving the alleged violation of any Environmental Law or alleged release of Hazardous Materials, and (vi) there are no asbestos-containing materials in any property currently owned, leased or used by the Company or the Company Subsidiaries. “Environmental Laws” means all applicable local, state and federal environmental, health and safety Laws and regulations, orders, decrees or permit requirements including the (a) Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts and (b) any common law that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Materials. “Hazardous Materials” means any pollutant, contaminant, hazardous or toxic waste substances or other materials regulated under Environmental Laws.

4.17 Brokers, Finders and Financial Advisors. Except for the retention of Bear, Stearns & Co. Inc. as financial advisor to the Company, neither the Company nor any of the Company Subsidiaries is a party to or obligated under any agreement with any broker, finder or financial advisor relating to the transactions provided for hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein will result in any liability or any commitment for fees or commissions to any other broker, finder or financial advisor.

4.18 Asset Purchase Agreement and AHM Purchase Agreement. The Company has delivered to the Parent true, correct and complete copies of the AHM Purchase Agreement and the Asset Purchase Agreement, in each case, including all exhibits and schedules attached thereto. The AHM Purchase Agreement and the Asset Purchase Agreement are valid and binding obligations of each of the Company and Union Federal, as applicable, enforceable in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity and except to the extent such enforceability may be limited by Laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC.

4.19 Scheduled Contracts. Except as set forth in the Company Disclosure Letter (each item listed or required to be listed in such Company Disclosure Letter being referred to herein as a “Company Scheduled Contract”), and except for any contract, agreement or plan being transferred to or assumed by the applicable purchaser pursuant to the Asset Purchase Agreement or the AHM Purchase Agreement, neither the Company nor the Company Subsidiaries is a party or otherwise subject to:

(a) any employment, deferred compensation, bonus or consulting contract;

(b) any contract or agreement that restricts the Company or the Company Subsidiaries (or would restrict any Affiliate of the Company or the Company Subsidiaries or the Surviving Entity (including the Merger Sub and the Company Subsidiaries) after the Effective Time) from competing in any line of business with any Person or using or employing the services of any Person. As used herein, “Affiliate” of, or a Person “Affiliated” with, a specified Person(s) is a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person(s) specified;

(c) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which the Company or any Company Subsidiary is an obligor to any Person, which instrument evidences or relates to indebtedness other than deposits, FHLB advances, repurchase agreements, bankers’ acceptances, and “treasury tax and loan” accounts established in the ordinary and usual course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Effective Time to the Parent or any Subsidiary of the Parent;

(d) any agreement (including consulting, systems, software, ATM, network, telephone, communications, data processing, reporting, armored transportation, guard, security, security monitoring, janitorial, landscaping, maintenance, credit card, check printing, marketing or other service agreements) which involves future payments or receipts or performances of services or delivery of items requiring payment of $150,000 per annum or more to or by the Company or the Company Subsidiaries other than payments made under or pursuant to loan agreements, letters of credit, participation agreements, investment securities or borrowings entered into in the ordinary and usual course of business; and

(e) any contract or agreement involving the ownership or license of Intellectual Property, other than shrink wrap licenses for business productivity software having licenses and maintenance fees that in the aggregate total less than $150,000.

Complete copies of all Company Scheduled Contracts, including all amendments and supplements thereto, entered into on or before the date hereof have been made available to the Parent.

4.20 Performance of Obligations. Each Company Scheduled Contract is valid, binding and in full force and effect and is enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity and except to the extent such enforceability may be limited by Laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC. Each of the Company and the Company Subsidiaries has performed in all respects the obligations required to be performed by it and is not in default under or in breach of any term or provision of any Company Scheduled Contract to which it is a party, is subject or is otherwise bound, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. Except for loans, letters of credit and leases made by the Company or the Company Subsidiaries in the ordinary and usual course of business, to the Company’s Knowledge, no party to any Company Scheduled Contract is in default thereunder as of the date hereof.

4.21 Material Adverse Change. Except as contemplated by the Disposition of the Mortgage Banking Business, since September 30, 2005, the Company has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations that has had or could reasonably be expected to have a Material Adverse Effect.

4.22 Licenses and Permits. Each of the Company and the Company Subsidiaries has all material licenses, permits, authorizations, orders and approvals of, and has made all filings, applications and registrations with all Regulatory Authorities or Governmental Entities that are necessary for the conduct of its business and to own or lease their properties, and all such licenses, permits, certificates of authority, orders and approvals are in full force and effect and, to the Company’s Knowledge, no suspension or cancellation of any of them is threatened or is reasonably expected by the Company to occur, and all such filings, applications and registrations are current. The respective properties, assets, operations and businesses of the Company and the Company Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all such applicable licenses and permits. No proceeding is pending or, to the Knowledge of the Company, threatened by any Governmental Entity which seeks to revoke or limit any such licenses or permits.

4.23 Undisclosed Liabilities. Except for liabilities or obligations incurred in connection with the Disposition of the Mortgage Banking Business in accordance with Section 6.8, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations, either accrued or contingent, that have not been: (a) fully reflected or reserved against in the Company Financial Statements; or (b) incurred subsequent to the date of the most recent balance sheet contained in the Company Financial Statements in the ordinary and usual course of business consistent with past practices.

4.24 Employee Benefit Plans.

(a) The Company has previously made available to the Parent copies of each material “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), of which the Company or any of the Company Subsidiaries is a sponsor or participating employer or as to which the Company or any of the Company Subsidiaries makes contributions or is required to make contributions and which is subject to any provision of ERISA and covers any current or former employee of the Company or any of the Company Subsidiaries, together with all amendments thereto, all currently effective and related summary plan descriptions, the determination letter from the Internal Revenue Service (the “IRS”), the annual reports for the most recent three years (Form 5500 including, if applicable, Schedule B) and a summary of material modifications prepared in connection with any such plan. Such plans are hereinafter referred to collectively as the “Employee Plans,” and are listed in Section 4.24(a) of the Company Disclosure Letter. No Employee Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Each Employee Plan that is intended to be qualified in form and operation under Section 401(a) of the Code has received a favorable determination letter from the IRS and the associated trust for each such Employee Plan is exempt from tax under Section 501(a) of the Code. All amendments required to bring each Employee Plan into conformity with all of the applicable provisions of ERISA, the Code and all other applicable Laws have been made, except to the extent that such amendments may be retroactively adopted under Section 401(b) of the Code and the regulations issued thereunder.

(b) The Company has previously made available to the Parent copies or descriptions of each material employment agreement, plan or arrangement maintained or otherwise contributed to by the Company or any of the Company Subsidiaries which is not an Employee Plan and which (exclusive of (i) base salary, (ii) base wages, (iii) arrangements terminable at the will of the Company or a Company Subsidiary, (iv) reimbursement for unused vacation or sick days, (v) normal payroll policies including salary continuation during holidays, vacations, sick or personal time and jury duty services, bereavement pay, personal leaves of absence, armed forces leaves of absence and paid medical leave, and (vi) any benefit required by Law (with respect to clauses (iv) and (v) of this parenthetical, which items are described in, and provided only as described in, the Waterfield Employee Handbook and the Union Federal Employee Handbook, the current versions of which have been provided to Parent) provides for any form of current or deferred compensation, bonus, stock option, stock award, stock-based compensation or other form of incentive compensation, post-termination benefit or insurance, profit sharing, retirement benefit, severance, change-in-control, group health or insurance benefit, disability benefit, or welfare or similar benefit to or for the benefit of any employee or class of employees, or former employee or class of former employees, or director or former director, of the Company or any of the Company Subsidiaries. Such plans and arrangements are hereinafter collectively referred to as “Benefit Arrangements” and are listed in Section 4.24(b) of the Company Disclosure Letter.

(c) Other than as required by Law, there has been no amendment to any Employee Plan or Benefit Arrangement that would materially increase the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred for the most recent fiscal year.

(d) Each Employee Plan and Benefit Arrangement has been established and maintained in accordance with its terms and is in compliance with the requirements prescribed by all applicable statutes, governmental or court orders, or governmental rules or regulations currently in effect, including ERISA and the Code. All government reports and filings required by Law have been properly and timely filed and all information required to be distributed to participants or beneficiaries has been distributed, in each case with respect to each Employee Plan and Benefit Arrangement. The Company and the Company Subsidiaries have performed all of their obligations under all such Employee Plans and Benefit Arrangements in all material aspects. There is no pending or, to the Company’s Knowledge, threatened legal action, proceeding or investigation against the Company or any Company Subsidiary with respect to any Employee Plan or Benefit Arrangement, other than routine claims for benefits. No Employee Plan or Benefit Arrangement is under audit or investigation by the IRS, the U.S. Department of Labor or the Pension Benefit Guaranty Corporation, and to the Knowledge of the Company or any Company Subsidiary, no such audit or investigation is pending or threatened. No condition exists that could constitute grounds for the termination of any Employee Plan under Section 4042 of ERISA. No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Employee Plan which could subject the Company or any Company Subsidiary to liability under Title I of ERISA or to the imposition of tax under Section 4975 of the Code. No Employee Plan subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code, or both, has incurred any “accumulated funding deficiency,” as defined in Section 412 of the Code, whether or not waived. Neither the Company nor any Company Subsidiary has failed to make any contribution or pay any amount due and owing as required by the terms of any Employee Plan or Benefit Arrangement. No “reportable event” as defined in ERISA has occurred with respect to any of the Employee Plans. Neither the Company nor any of the Company Subsidiaries has incurred or expects to incur, directly or indirectly, any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA which could constitute a liability of the Surviving Entity or of any of its Affiliates (including the Company Subsidiaries) at or after the Effective Time.

(e) Neither the Company nor any of the Company Subsidiaries has provided or is required to provide security to any Employee Plan pursuant to Section 401(a)(29) of the Code. Each of the Employee Plans that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS and neither the Company nor any Company Subsidiary knows of any fact that would adversely affect the qualified status of any such Employee Plan that would not be correctable under the Employee Plans Correction Resolution System (Rev. Proc. 2003-44) without material cost to the Company or any of the

Company Subsidiaries. All contributions required to be made to each of the Employee Plans under the terms of the Employee Plans, ERISA, the Code or any other applicable Laws have been timely made. As of the date hereof, the Company Financial Statements properly reflect all amounts required to be accrued as liabilities to date under each of the Employee Plans. The fair market value of the assets of each Employee Plan and Benefit Arrangement that is required to be funded under the terms of the Employee Plan or Benefit Arrangement, ERISA, the Code or any other applicable Law, equals or exceeds the present value of benefit obligations, of such Employee Plan or Benefit Arrangement. The Company and the Company Subsidiaries have no obligation to provide post-termination or retiree medical or life insurance benefits to any Person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or similar state statute.

(f) Each Employee Plan or Benefit Arrangement can be terminated without liability to the Company or any Company Subsidiaries. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Company or any of the Company Subsidiaries following the Effective Time. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any material payment or benefit to any employee, officer or director of the Company or any of the Company Subsidiaries, or result in any limitation on the right of the Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Employee Plan or Company Benefit Arrangement. No Company Benefit Arrangement, individually or collectively, could give rise to the payment by Parent, Company or any of the Company Subsidiaries of any amount that would not be deductible by reason of Code Section 280G.

4.25 Offices and ATMs. The Company Disclosure Letter contains a list (the “Company Offices List”) setting forth the headquarters of each of the Company and the Company Subsidiaries (identified as such) and, as of the date hereof, each of the offices and automated teller machines (“ATMs”) maintained and operated by the Company or the Company Subsidiaries (other than offices transferred pursuant to the Disposition of the Mortgage Banking Business) and the location thereof. Except as set forth on the Company Offices List or in connection with the Disposition of the Mortgage Banking Business, as of the date hereof, neither the Company nor any of the Company Subsidiaries maintains any other office or ATM or conducts business at any other location, and neither the Company nor the Company Subsidiaries has applied for or received permission to open any additional branch or operate at any other location.

4.26 Reserved.

4.27 Vote Required. The affirmative vote of (i) the holders of at least 60% of the outstanding shares of Company Stock to adopt this Agreement (the “Merger Proposal”) is the only vote of the holders of any class or series of Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger) and (ii) the holders of at least 60% of the outstanding shares of Company Stock to terminate the Shareholders’ Agreement, dated as of May 27, 1999, between the Company and the Shareholders (as defined therein) (the “1999 Shareholders’ Agreement”) is the only vote of the holders of any class or series of Company capital stock necessary to approve the termination of the 1999 Shareholders’ Agreement (the “Termination Proposal,” and together with the Merger Proposal, the “Company Proposals”).

4.28 Intellectual Property. To the Knowledge of the Company, the Company and the Company Subsidiaries own or have a valid license to all patents, copyrights, trade secrets, trademarks, Internet domain names, trade names, service marks and all registrations or applications for registration of any of the foregoing (the foregoing collectively, “Intellectual Property”) necessary to carry on their business other than any Intellectual Property used exclusively in connection with the Mortgage Banking Business, for which the Company makes no representation or warranty, including all tangible embodiments of such Intellectual Property substantially as currently conducted (collectively, “Company Intellectual Property”). Other than commercially available software licensed in the ordinary course of business, neither the Company nor any of the Company Subsidiaries has any obligation to compensate any Person for its use of any Intellectual Property and the Company has not granted to any Person any license, option or other rights to use in any manner any of the Company Intellectual Property, whether requiring the payment of royalties or not. The Company Intellectual Property will not be impaired by reason of the performance of this Agreement or the consummation of the transactions contemplated hereby. Neither the Company nor any of the Company Subsidiaries has received any notice of infringement of or conflict with, and to the Company’s Knowledge, there are no infringements of or misappropriation or conflicts with, the rights of others with respect to the use of any Company Intellectual Property. The Company Disclosure Letter contains a list of all registered forms of Intellectual Property and applications therefor owned by the Company or the Company Subsidiaries. All fees due in connection with such Intellectual Property that can be paid before the Closing have been paid in full. All Company Intellectual Property not licensed to the Company is solely owned by the Company or a Company Subsidiary free and clear of all Liens.

4.29 Loan Portfolio; Asset Quality.

(a) With respect to each loan owned by the Company or the Company Subsidiaries in whole or in part, other than loans attributable to and to be transferred in connection with the Mortgage Banking Business (each, a “Company Loan”), to the Knowledge of the Company:

(1) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity;

(2) to the extent secured, each Company Loan has been secured by valid Liens that have been perfected;

(3) neither the Company nor any of the Company Subsidiaries nor any prior holder of a Company Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Company Loan file;

(4) the Company or a Company Subsidiary is the sole holder of legal and beneficial title to each Company Loan (or the Company’s applicable participation interest, as applicable), except as otherwise disclosed by documents in the applicable Company Loan file;

(5) the note and the related security documents, copies of which are included in the Company Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Company Loan file;

(6) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property which serves as security for a Company Loan, except as otherwise disclosed by documents in the applicable Company Loan file;

(7) there is no pending or threatened litigation or proceeding relating to the property which serves as security for a Company Loan;

(8) each guaranty that supports a Company Loan (other than non-recourse Company Loans) is valid, binding and in full force and effect; and

(9) with respect to a Company Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable.

(b) The Company Disclosure Letter sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest bearing assets of the Company and the Company Subsidiaries that have been classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” (in the latter two cases, to the extent available) or words of similar import, and the Company and the Company Subsidiaries shall promptly after the end of any month inform the Parent of any such classification arrived at any time after the date hereof. The “Other Real Estate Owned” included in any non-performing assets of the Company or any of the Company Subsidiaries is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that “current” shall mean within the past 12 months.

(c) Except as set forth in Section 4.29(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any swap, hedge or other interest rate protection agreement or instrument.

4.30 Allowance for Loan Losses. The allowance for loan losses reflected on the Company Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding Company Loans, net of recoveries.

4.31 Shareholder Representative.

(a) Shareholder Representative has been duly formed, is validly existing and is in good standing as a limited liability company under the laws of the State of Delaware. The Shareholder Representative has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. At all times from the formation of the Shareholder Representative to immediately prior to the Spin-Off, the Company will have been the sole member of the Shareholder Representative.

(b) This Agreement is a valid and legally binding agreement of the Shareholder Representative, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity and except to the extent such enforceability may be limited by Laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC.

(c) The execution and delivery by the Shareholder Representative of this Agreement, the consummation of the transactions contemplated herein and compliance by the Shareholder Representative with any of the provisions hereof, will not: (i) conflict with or result in a breach of any provision of its Certificate of Formation; (ii) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, lease, agreement or other instrument or obligation to which the Shareholder Representative is a party, or by which the Shareholder Representative or any of its properties or assets are bound; (iii) result in the creation or imposition of any Lien on any of the properties or assets of the Shareholder Representative; or (iv) violate any Law applicable to the Shareholder Representative or any of its properties or assets.

4.32 Books and Records. The books and records of the Company and the Company Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

4.33 Repurchase Agreements. With respect to all agreements pursuant to which the Company or any of the Company Subsidiaries has purchased securities subject to an agreement to resell, if any, the Company or such Company Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.34 Deposit Insurance. The deposits of Union Federal are insured by the FDIC in accordance with The Federal Deposit Insurance Act (“FDIA”), and United Federal has paid all assessments and filed all reports required by the FDIA.

4.35 Opinion of Bear, Stearns & Co. Inc. The Company has received the opinion of Bear, Stearns & Co. Inc., dated as of the date hereof, to the effect that, based upon and subject to the matters set forth in the opinion, the Merger Consideration, together with the consideration received by the shareholders of the Company as a result of the transactions contemplated by the AHM Purchase Agreement and the Asset Purchase Agreement, is fair from a financial point of view to the holders of the Company Stock.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

The Parent represents and warrants to the Company as follows:

5.1 Incorporation, Standing and Power.

(a) The Parent has been duly organized, is validly existing and is in good standing as a corporation under the laws of the Ohio and is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended. The Merger Sub will be duly formed and, following such formation, will be validly existing as a limited liability company under the laws of the State of Indiana. The Merger Sub will conduct no business or operations and will have no material liabilities other than its obligations under this Agreement.

(b) Except for its ownership of Sky Bank, an Ohio corporation, and Sky Trust, N.A., the Parent does not own any controlling equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). Sky Bank is an Ohio state bank in good standing regulated by the Ohio Department of Commerce, Division of Financial Institutions, its deposits are insured by the FDIC through the Bank Insurance Fund and SAIF in the manner and to the fullest extent provided by Law and Sky Bank has paid all deposit insurance premiums and assessments required by applicable Law and regulations. Sky Bank is a member in good standing of the Federal Home Loan Bank of Cincinnati. Each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X) and each Subsidiary that is a depository institution of the Parent is identified on the Parent Disclosure Letter (collectively, the “Parent Subsidiaries”). The Parent Disclosure Letter contains a list of all equity securities the Parent or one of its Subsidiaries holds involving, in the aggregate, beneficial ownership or control by the Parent or any such Subsidiary of 5% or more of any class of the issuer’s voting securities or 25% or more of any class of the issuer’s securities, including a description of any such issuer and the percentage of the issuer’s voting and/or non-voting securities and, as of the Effective Time, no additional Persons would need to be included on such a list.

(c) Each Parent Subsidiary has been duly organized and validly existing and (where applicable) is in good standing under the Laws of its state of incorporation or organization which in each case is set forth in the Parent Disclosure Letter. The Parent and each of the Parent Subsidiaries has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing, qualification or good standing necessary. The Parent has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby or thereby.

(d) The copies of the Articles of Incorporation and Bylaws of the Parent which have previously been made available to the Company are true, complete and correct copies of such documents. The Parent has furnished to the Company true, complete and correct copies of each of the Parent Subsidiaries’ Articles of Incorporation and Bylaws, as amended, or comparable organizational documents.

5.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Parent consists of 10,000,000 Serial Preferred Shares, par value $10.00 per share, and 350,000,000 shares of Parent Common Stock, without par value, of which no shares and 108,431,784 shares, respectively, are outstanding. All of the outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are free of preemptive rights. As of the date of this Agreement, 1,882,058 shares of Parent Common Stock were held by the Parent or otherwise owned by the Parent as treasury stock. Except for Parent Stock Options covering 6,967,478 shares of Parent Common Stock granted pursuant to the Parent Stock Option Plans, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Parent Common Stock nor any securities convertible into such stock, and the Parent is not obligated to issue any additional shares of its common stock or any additional options, warrants or other rights in or with respect to the unissued shares of such stock or any other securities convertible into or exchangeable for such stock.

(b) The authorized and outstanding capital stock of each of the Parent Subsidiaries is as described in the Parent Disclosure Letter. All of the outstanding shares of such capital stock are duly authorized, validly issued, fully paid and nonassessable and are owned of record and beneficially by the Parent or a Subsidiary of the Parent free and clear of any Liens. There are no outstanding options, warrants or other rights in or with respect to the unissued or the issued or outstanding shares of such capital stock or any other securities convertible into such stock, and none of such Parent Subsidiaries is obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

(c) No bonds, debentures, notes or other indebtedness having the right generally to vote on any matters on which shareholders of the Parent or any Parent Subsidiary may vote are issued and outstanding.

(d) The shares of Parent Common Stock to be issued pursuant to the Merger are duly authorized and reserved for issuance pursuant to the terms hereof and, at the Effective Time, all such shares will be validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

5.3 Financial Statements. The Parent has delivered to the Company (A) the audited financial statements of the Parent for each of the fiscal years ended December 31, 2003 and 2004, consisting of consolidated balance sheets and the related consolidated statements of income and retained earnings and cash flows for the fiscal years ended on such dates, including accompanying notes and the related reports thereon of Deloitte & Touche LLP and (B) the unaudited consolidated statement of financial condition of the Parent as of September 30, 2005, and the related unaudited consolidated statements of income and retained earnings and cash flows for the nine months then ended (collectively, the “Parent Financial Statements”). The Parent Financial Statements fairly present in all material respects the consolidated financial position, results of operations, retained earnings and cash flows of the Parent as of the dates thereof and for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

5.4 Reports and Filings.

(a) Each of the Parent and the Parent Subsidiaries have timely filed all reports, returns, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2002 with the OTS, the FDIC and the Securities Exchange Commission (the “SEC”) (collectively, “Parent Governmental Filings”). As of their respective dates, each of such Parent Governmental Filings complied in all material respects with all Laws enforced or promulgated by the Governmental Entity with which it was filed (or was amended so as to be in compliance promptly following discovery of any such noncompliance).

(b) Parent has made available to the Company each registration statement, offering circular, report, definitive proxy statement or information statement filed, used or circulated by the Parent (the “Securities Reports”) under the U.S. securities Laws with respect to periods since December 31, 2002, through the date of this Agreement and will promptly deliver to the Company each Securities Report, each in the form (excluding exhibits and any amendments thereto) filed with the SEC (or if not so filed, in the form used or circulated) following the date of this Agreement through the Effective Time. As of their respective dates, each of the Securities Reports, including the financial statements, exhibits and schedules thereto, filed used or circulated prior to the date hereof complied (and each of the Securities Reports filed after the date of this Agreement will comply) with applicable U.S. securities Laws and did not (or in the case of Securities Reports filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Parent is in compliance with the provisions of the Sarbanes-Oxley Act of 2002 and the certifications provided pursuant to Sections 302, 404 and 906 thereof are accurate.

5.5 Authority of the Parent and Merger Sub.

(a) The Parent has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

The execution and delivery by the Parent of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Parent including the vote of the Board of Directors of the Parent approving the Merger and this Agreement. The consummation of the transactions contemplated hereby will be duly and validly authorized by all necessary corporate action on the part of Merger Sub prior to the Closing Date. This Agreement is a valid and legally binding agreement of the Parent, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity and except to the extent such enforceability may be limited by Laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC.

(b) The execution and delivery by the Parent of this Agreement, the consummation of the transactions contemplated herein and compliance by the Parent with any of the provisions hereof, will not: (i) conflict with or result in a breach of any provision of its or any of the Parent Subsidiaries’ Articles or Certificates of Incorporation (or comparable organizational documents), as amended, or Bylaws (or comparable organizational documents), as amended; (ii) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, lease, agreement or other instrument or obligation to which the Parent or any of the Parent Subsidiaries is a party, or by which the Parent or any of the Parent Subsidiaries or any of their respective properties or assets are bound; (iii) result in the creation or imposition of any Lien on any of the properties or assets of the Parent or any of the Parent Subsidiaries; or (iv) violate any Law applicable to the Parent or any of the Parent Subsidiaries or any of their respective properties or assets.

(c) No consent of, approval of, notice to or filing with any Governmental Entity having jurisdiction over any aspect of the business or assets of the Parent or the Parent Subsidiaries, and no consent of, approval of or notice to any other Person, is required in connection with the execution and delivery by the Parent of this Agreement or the consummation by the Parent of the Merger, except (i) the approval of the Federal Reserve System and Indiana Department of Financial Institutions; (ii) the filing of the Articles of Merger with the Secretary of State of the State of Indiana and other states, if necessary; (iii) filings under state corporate, banking, securities, insurance or other Laws in states where the Parent or any Parent Subsidiary maintains offices or transacts business; (iv) the filing of a Registration Statement with the SEC; and (v) any filings required to be made with the U.S. Federal Trade Commission or Department of Justice. As of the date hereof, to the Parent’s Knowledge, it has is no reason to believe that the Requisite Regulatory Approvals will not be received without the imposition of a condition, restriction or requirement of the type described in Section 9.3.

5.6 Insurance. The Parent and the Parent Subsidiaries are insured against such risks and in such amounts as the management of the Parent reasonably has determined to be prudent in accordance with industry practices. Set forth in the Parent Disclosure Letter is a list, as of the date hereof, of all policies of insurance carried and owned by either the Parent or the Parent Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. No insurer under any such policy or bond has canceled or indicated in writing an intention to cancel or, as of the date hereof, indicated in writing an intention not to renew any such policy or bond or generally disclaimed liability thereunder. None of the Parent or any of the Parent Subsidiaries is in default under any such policy or bond which is material to the operations of the Parent and the Parent Subsidiaries, taken as a whole, and all material claims thereunder have been filed in a timely fashion. Except for policies insuring against potential liabilities of officers, directors and employees of the Parent and the Parent Subsidiaries, the Parent or the relevant Parent Subsidiary is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed, in due and timely fashion.

5.7 Litigation. There is no suit, action, investigation, inquiry or proceeding (whether judicial, arbitral, administrative or other) pending or, to the Knowledge of the Parent, threatened, against or affecting the Parent or any Parent Subsidiary, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity outstanding against the Parent or any Parent Subsidiary. There are no judgments, decrees, stipulations or orders against the Parent or the Parent Subsidiaries or enjoining their respective directors, officers or employees in respect of, or the effect of which is to prohibit any business practice or the acquisition of any property or the conduct of business in any area.

5.8 Taxes.

(a) Neither the Parent nor any of the Parent Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent or impede (i) the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or (ii) the ability of counsel to render the opinions described in Section 9.7 of this Agreement.

(b) The Parent and Parent Subsidiaries have filed all Tax Returns required to be filed; and all such Tax Returns were true, complete and correct in all material respects.

(c) All material Taxes due and payable as of the date hereof by or on behalf of the Parent and Parent Subsidiaries have been fully and timely paid, except to the extent adequately reserved for (other than in any reserve for deferred Taxes established to reflect timing differences between book and Tax income) in accordance with GAAP and/or applicable regulatory accounting principles or banking regulations consistently applied on the balance sheets of the Parent and Parent Subsidiaries, and adequate reserves or accruals for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) have been provided in the balance sheets of the Parent and Parent Subsidiaries with respect to any period through the date thereof for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing.

(d) No audit, action, suit, proceeding, claim or examination is pending with, or to the Knowledge of the Parent, threatened by, any Tax Authority with respect to a Tax Return filed by the Parent or any of Parent Subsidiaries.

(e) Neither the Parent nor any Parent Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return, and neither the Parent nor any of the

Parent Subsidiaries has waived any statute of limitations with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or agreement is currently in effect. To the Knowledge of the Parent, no written claim has been made in the past 3 years by a Tax Authority in a jurisdiction where the Parent or any of the Parent Subsidiaries does not file Tax Returns that the Parent or any of the Parent Subsidiaries is or may be subject to taxation by that jurisdiction. Neither the Parent nor any of the Parent Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.

(f) There are no Liens for Taxes upon the Parent’s assets other than Liens for Taxes that are not yet due and payable.

(g) Neither the Parent nor any Parent Subsidiaries have any material liability for the Taxes of any Person (other than of the Parent or Parent Subsidiaries) under Treasury Regulation Section 1.1502-6, as a transferee or successor, by contract, or otherwise.

(h) The Parent and the Parent Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party.

(i) The unpaid Taxes of the Parent and the Parent Subsidiaries do not exceed the reserves or accruals for such unpaid Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on their balance sheets as adjusted for passage of time through the Closing Date in accordance with past custom and practice of the Parent and the Parent Subsidiaries in filing their Tax Returns. Except for any transactions contemplated or permitted by this Agreement, since the date of the most recent balance sheet of the Parent and the Parent Subsidiaries included in the Parent Financial Statements, neither the Parent nor any of the Parent Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary and usual course of business consistent with past practice.

(j) Neither the Parent nor any of the Parent Subsidiaries has distributed the stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed by Section 355 of the Code within the last five years. Except as disclosed in Section 5.8(k) of the Parent Disclosure Letter, neither the Parent nor any of the Parent Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any predecessor provision).

(k) The Rights issued pursuant to the Parent Rights Plan will not constitute “other property” within the meaning of Section 356(a)(1) of the Code.

5.9 Compliance with Charter Provisions and Laws and Regulations.

(a) Each of the Parent and the Parent Subsidiaries:

(1) is in compliance with its Articles or Certificate of Incorporation, as amended, or Bylaws or Code of Regulations, as amended;

(2) is in compliance with all Laws applicable thereto or to the employees conducting such businesses, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending Laws and other Laws relating to discriminatory business practices;

(3) has received, since December 31, 2004, no notification or communication from any Regulatory Authority or Governmental Entity (A) asserting that the Parent or any of the Parent Subsidiaries is not in compliance with any of the Laws that such Regulatory Authority or Governmental Entity enforces, (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to the Parent’s Knowledge, do any grounds for any of the foregoing exist) or (C) restricting or disqualifying their activities (except for restrictions generally imposed by rule, regulation or administrative policy on banking organizations generally);

(4) has no Knowledge of any threatened investigation, review or disciplinary proceedings by any Governmental Entity against the Parent, any of the Parent Subsidiaries or any officer, director or employee thereof and no such investigation, review or proceeding is pending; and

(5) is not a party to any supervisory agreement, consent decree or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is not subject to any cease-and desist or other similar order or directive by, or is not a recipient of any extraordinary supervisory letter from, or has not adopted any board resolutions specifically applicable to the Parent or any Parent Subsidiary at the request of, any Governmental Entity which restricts the conduct of its business, or in any manner relates to its capital adequacy, its credit or risk management policies or its management, nor has the Parent been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such supervisory agreement, decree, memorandum of understanding, extraordinary supervisory letter, commitment letter, order, directive or similar submission, or any such board resolutions.

(b) None of the Parent or the Parent Subsidiaries has engaged in any of the practices listed in Office of the Comptroller of the Currency Advisory Letter AL 2000-7 as “indications that an institution may be engaging in abusive lending practices” or as practices that “may suggest the potential for fair lending violations” or has originated, owned or serviced or currently owns or services any loan subject to the requirements of Section 226.32 of title 12 of the Code of Federal Regulations.

(c) Sky Bank has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. The Parent has no Knowledge of, nor, to the Parent’s Knowledge, is there any reason to believe (because of Sky Bank’s HMDA data for the year ended December 31, 2004 filed with the Ohio Department of Commerce Division of Financial Institutions on or prior to March 1, 2005, or otherwise) that any facts or circumstances exist, which would cause Sky Bank or any other Parent Subsidiary: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable Anti-Money Laundering Laws. The board of directors of Sky Bank (or where appropriate of any other Parent Subsidiary) has adopted, and Sky Bank (or such other Parent Subsidiary) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and Sky Bank (or such other Parent Subsidiary) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

5.10 Brokers, Finders and Financial Advisors. Except for the retention of Sandler O’Neill & Partners, L.P. as financial advisor to the Parent, neither the Parent nor any of the Parent Subsidiaries is a party to or obligated under any agreement with any broker, finder or financial advisor relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein will result in any liability or any commitment for fees or commissions to any other broker, finder or financial advisor.

5.11 Scheduled Contracts. Except as set forth in the Parent Disclosure Letter (each item listed or required to be listed in such Parent Disclosure Letter being referred to herein as a “Parent Scheduled Contract”), neither the Parent nor the Parent Subsidiaries is a party or otherwise subject to any contract or agreement that restricts the Parent or the Parent Subsidiaries (or would restrict any Affiliate of the Parent or the Parent Subsidiaries or the Surviving Entity (including the Merger Sub and the Company Subsidiaries) after the Effective Time of the Merger) from competing in any line of business with any Person or using or employing the services of any Person. Complete copies of all Parent Scheduled Contracts, including all amendments and supplements thereto, entered into on or before the date hereof have been made available to the Company. Each Parent Scheduled Contract is valid, binding and in full force and effect and is enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity and except to the extent such enforceability may be limited by Laws relating to the safety and soundness of insured depository institutions as set forth in 12 U.S.C. Section 1818(b) or the appointment of a conservator by the FDIC.

5.12 Material Adverse Change. Since September 30, 2005, the Parent has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations that has had or could reasonably be expected to have a Material Adverse Effect.

5.13 Licenses and Permits. Each of the Parent and the Parent Subsidiaries has all material licenses, permits, authorizations, orders and approvals of, and has made all filings, applications and registrations with all Regulatory Authorities or Governmental Entities that are necessary for the conduct of its business and to own or lease their properties, and all such licenses, permits, certificates of authority, orders and approvals are in full force and effect and, to the Parent’s Knowledge, no suspension or cancellation of any of them is threatened or is reasonably expected by the Parent to occur, and all such filings, applications and registrations are current. The respective properties, assets, operations and businesses of the Parent and the Parent Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all such applicable licenses and permits. No proceeding is pending or, to the Knowledge of the Parent, threatened by any Governmental Entity which seeks to revoke or limit any such licenses or permits.

5.14 Undisclosed Liabilities. Neither the Parent nor any of the Parent Subsidiaries has any liabilities or obligations, either accrued or contingent, that have not been: (a) fully reflected or reserved against in the Parent Financial Statements; or (b) incurred subsequent to the date of the most recent balance sheet contained in the Parent Financial Statements in the ordinary and usual course of business consistent with past practices.

5.15 Employee Benefit Plans.

(a) The Parent has previously made available to the Company copies of each material “employee benefit plan,” as defined in Section 3(3) ERISA, of which the Parent or any of the Parent Subsidiaries is a sponsor or participating employer or as to which the Parent or any of the Parent Subsidiaries makes contributions or is required to make contributions and which is subject to any provision of ERISA and covers any current or former employee of the Parent or any of the Parent Subsidiaries, together with all amendments thereto, all currently effective and related summary plan descriptions, the determination letter from the IRS, the annual reports for the most recent three years (Form 5500 including, if applicable, Schedule B) and a summary of material modifications prepared in connection with any such plan. Such plans are hereinafter referred to collectively as the “Parent Employee Plans,” and are listed in Section 5.15(a) of the Parent Disclosure Letter. No Parent Employee Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Each Parent Employee Plan that is intended to be qualified in form and operation under Section 401(a) of the Code has received a favorable determination letter from the IRS and the associated trust for each such Parent Employee Plan is exempt from tax under Section 501(a) of the Code. All amendments required to bring each Parent Employee Plan into conformity with all of the applicable provisions of ERISA, the Code and all other applicable Laws have been made, except to the extent that such amendments may be retroactively adopted under Section 401(b) of the Code and the regulations issued thereunder.

(b) The Parent has previously made available to the Company copies or descriptions of each material employment agreement, plan or arrangement maintained or otherwise contributed to by the Parent or any of the Parent Subsidiaries which is not a Parent Employee Plan and which (exclusive of base salary and base wages and any benefit required by Law) provides for any form of current or deferred compensation, bonus, stock option, stock award, stock-based compensation or other form of incentive compensation, post-termination benefit or insurance, profit sharing, retirement benefit, severance, change-in-control, group health or insurance benefit, disability benefit, or welfare or similar benefit to or for the benefit of any employee or class of employees, or former employee or class of former employees, or director or former director, of the Parent or any of the Parent Subsidiaries. Such plans and arrangements are hereinafter collectively referred to as “Parent Benefit Arrangements” and are listed in Section 5.15(b) of the Parent Disclosure Letter.

(c) Other than as required by Law, there has been no amendment to any Parent Employee Plan or Parent Benefit Arrangement that would materially increase the expense of maintaining such Parent Employee Plan or Parent Benefit Arrangement above the level of the expense incurred for the most recent fiscal year.

(d) Each Parent Employee Plan and Parent Benefit Arrangement has been established and maintained in accordance with its terms and is in compliance with the requirements prescribed by all applicable statutes, governmental or court orders, or governmental rules or regulations currently in effect, including ERISA and the Code. All government reports and filings required by Law have been properly and timely filed and all information required to be distributed to participants or beneficiaries has been distributed, in each case with respect to each Parent Employee Plan and Parent Benefit Arrangement. The Parent and the Parent Subsidiaries have performed all of their obligations under all such Parent Employee Plans and Parent Benefit Arrangements in all material aspects. There is no pending or, to the Parent’s Knowledge, threatened legal action, proceeding or investigation against the Parent or any Parent Subsidiary with respect to any Parent Employee Plan or Parent Benefit Arrangement, other than routine claims for benefits. No Parent Employee Plan or Parent Benefit Arrangement is under audit or investigation by the IRS, the U.S. Department of Labor or the Pension Benefit Guaranty Corporation, and to the Knowledge of the Parent or any Parent Subsidiary, no such audit or investigation is pending or threatened. No condition exists that could constitute grounds for the termination of any Parent Employee Plan under Section 4042 of ERISA. No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Parent Employee Plan which could subject the Parent or any Parent Subsidiary to liability under Title I of ERISA or to the imposition of tax under Section 4975 of the Code. No Parent Employee Plan subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code, or both, has incurred any “accumulated funding deficiency,” as defined in Section 412 of the Code, whether or not waived. Neither the Parent nor any Parent Subsidiary has failed to make any contribution or pay any amount due and owing as required by the terms of any Parent Employee Plan or Parent Benefit Arrangement. No “reportable event” as defined in ERISA has occurred with respect to any of the Parent Employee Plans. Neither the Parent nor any of the Parent Subsidiaries has incurred or expects to incur, directly or indirectly, any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA which could constitute a liability of the Surviving Entity or of any of its Affiliates (including the Parent Subsidiaries) at or after the Effective Time.

(e) Neither the Parent nor any of the Parent Subsidiaries has provided or is required to provide security to any Parent Employee Plan pursuant to Section 401(a)(29) of the Code. Each of the Parent Employee Plans that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS and neither the Parent nor any Parent Subsidiary knows of any fact that would adversely affect the qualified status of any such Parent Employee Plan that would not be correctable under the Employee Plans Correction Resolution System (Rev. Proc. 2003-44) without material cost to the Parent or any of the Parent Subsidiaries. All contributions required to be made to each of the Parent Employee Plans under the terms of the Parent Employee Plans, ERISA, the Code or any other applicable Laws have been timely made. As of the date hereof, the Parent Financial Statements properly reflect all amounts required to be accrued as liabilities to date under each of the Parent Employee Plans.

The fair market value of the assets of each Parent Employee Plan and Parent Benefit Arrangement that is funded, or required to be funded under the terms of the Parent Employee Plan or Parent Benefit Arrangement, ERISA, the Code or any other applicable Law, equals or exceeds the present value of benefit obligations, of such Parent Employee Plan or Parent Benefit Arrangement. The Parent and the Parent Subsidiaries have no obligation to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended or similar state statute.

(f) Each Parent Employee Plan or Parent Benefit Arrangement can be terminated without liability to the Parent or any Parent Subsidiaries. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of the Parent or any of the Parent Subsidiaries following the Effective Time.

5.16 Reserved.

5.17 Intellectual Property. To the Knowledge of the Parent, the Parent and the Parent Subsidiaries own or have a valid license to all Intellectual Property necessary to carry on their business including all tangible embodiments of such Intellectual Property substantially as currently conducted (collectively, “Parent Intellectual Property”). Other than commercially available software licensed in the ordinary course of business, neither the Parent nor any of the Parent Subsidiaries has any obligation to compensate any Person for its use of any Intellectual Property and the Parent has not granted to any Person any license, option or other rights to use in any manner any of the Parent Intellectual Property, whether requiring the payment of royalties or not. The Parent Intellectual Property will not be impaired by reason of the performance of this Agreement or the consummation of the transactions contemplated hereby. Neither the Parent nor any of the Parent Subsidiaries has received any notice of infringement of or conflict with, and to the Parent’s Knowledge, there are no infringements of or misappropriation or conflicts with, the rights of others with respect to the use of any Parent Intellectual Property. All Parent Intellectual Property not licensed to the Parent is solely owned by the Parent or a Parent Subsidiary free and clear of all Liens.

5.18 Loan Portfolio; Asset Quality.

(a) With respect to each loan owned by the Parent or the Parent Subsidiaries in whole or in part (each, a “Parent Loan”), to the Knowledge of the Parent:

(1) the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws affecting creditors’ rights generally and to general principles of equity;

(2) neither the Parent nor any of the Parent Subsidiaries nor any prior holder of a Parent Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Parent Loan file;

(3) the Parent or a Parent Subsidiary is the sole holder of legal and beneficial title to each Parent Loan (or the Parent’s applicable participation interest, as applicable), except as otherwise disclosed by documents in the applicable Parent Loan file;

(4) the note and the related security documents, copies of which are included in the Parent Loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Parent Loan file;

(5) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property which serves as security for a Parent Loan, except as otherwise disclosed by documents in the applicable Parent Loan file;

(6) there is no pending or threatened litigation or proceeding relating to the property which serves as security for a Parent Loan; and

(7) with respect to a Parent Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable.

(b) The Parent Disclosure Letter sets forth by category the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the Parent and the Parent Subsidiaries that have been classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans” (in the latter two cases, to the extent available) or words of similar import, and the Parent and the Parent Subsidiaries shall promptly after the end of any month inform the Company of any such classification arrived at any time after the date hereof. The Other Real Estate Owned included in any non-performing assets of the Parent or any of the Parent Subsidiaries is carried net of reserves at the lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluation or current management appraisals or evaluations; provided, however, that “current” shall mean within the past 12 months.

5.19 Allowance for Loan Losses. The allowance for loan losses reflected on the Parent Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP and applicable regulatory requirements and guidelines to provide for reasonably anticipated losses on outstanding loans owned by the Parent or the Parent Subsidiaries in whole or in part, net of recoveries.

5.20 Reserved.

5.21 Books and Records. The books and records of the Parent and the Parent Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with sound business practices and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein.

5.22 Deposit Insurance. The deposits of Sky Bank are insured by the FDIC in accordance with FDIA, and Sky Bank has paid all assessments and filed all reports required by the FDIA.

5.23 Financing. At the Effective Time, the Parent will have available sufficient cash or other liquid assets or financial resources which may be used to fund the Merger and perform its other obligations hereunder.

5.24 Opinion of Sandler O’Neill & Partners, L.P. The Parent has received the opinion of Sandler O’Neill & Partners, L.P., dated as of the date hereof, to the effect that, based upon and subject to the matters set forth in the opinion, the Merger Consideration is fair from a financial point of view to the holders of the Parent Common Stock.

5.25 Employees. Neither the Parent nor any of the Parent Subsidiaries is involved in or, to the Parent’s Knowledge, threatened with, any strike, labor dispute, grievance, or litigation relating to labor matters involving any employees of the Parent or any Parent Subsidiaries. To the Knowledge of the Parent, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Parent or any of the Parent Subsidiaries. Neither the Parent nor any of the Parent Subsidiaries is a party to or bound by any contract, collective bargaining agreement or other understanding with a labor union or labor organization, nor is the Parent or any of the Parent Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Parent or any of the Parent Subsidiaries to bargain with any labor organization as to wages or conditions of employment.

5.26 Environmental Matters. To the Parent’s Knowledge (i) there is no environmental condition, situation, or incident on, at, or concerning any property currently owned, leased or used by the Parent or the Parent Subsidiaries (including, without limitation, in a fiduciary or agency capacity) that could give rise to an action or liability under any Environmental Law; (ii) there are no state or federal liens on property owned by the Parent or the Parent Subsidiaries resulting from an environmental cleanup by any federal or state authority; (iii) neither the Parent nor any of the Parent Subsidiaries is subject to any decree, order, writ, judgment or injunction issued pursuant to any applicable Environmental Laws and there is no event, cause or condition which the Parent reasonably expects to give rise to or form the basis of such a decree, order, writ, judgment or injunction; (iv) neither the Parent nor any of the Parent Subsidiaries has received any written or oral notice under the citizen suit provision of any Environmental Laws; (v) neither the Parent nor any of the Parent Subsidiaries has received any unresolved written or oral request for information, notice of violation, demand letter, administrative inquiry, complaint or claim from any person, including any Governmental Entity, involving the alleged violation of any Environmental Law or alleged release of Hazardous Materials, and (vi) there are no asbestos-containing materials in any property currently owned, leased or used by the Parent or the Parent Subsidiaries.

ARTICLE VI

COVENANTS OF COMPANY PENDING EFFECTIVE TIME

The Company covenants and agrees with the Parent and the Merger Sub as follows:

6.1 Conduct of Business Prior to Effective Time. Between the date hereof and the earlier of the Effective Time or the termination of this Agreement, except as contemplated by this Agreement, the Asset Purchase Agreement, the AHM Purchase Agreement, the Transition Agreements, and pursuant to the Disposition of the Mortgage Banking Business in accordance with Section 6.8 and subject to requirements of Law, the Company shall not (and shall cause the Company Subsidiaries to not), except as provided in Section 6.1 of the Company Disclosure Letter, without the prior written consent of the Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) conduct the business of the Company and the Company Subsidiaries other than in the ordinary and usual course consistent with past practice, or fail to use commercially reasonable efforts to preserve intact their business organizations and maintain their existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to materially impair the Company’s ability to perform its obligations under this Agreement;

(b) engage in any material new lines of business or make any material changes to its existing lines of business;

(c) issue, sell, grant or otherwise permit to become outstanding, or authorize the creation of, any additional Company Stock (except pursuant to the exercise of Company Stock Options outstanding as of the date hereof), any other securities (including long term debt) of the Company or the Company Subsidiaries, or any rights, stock appreciation rights, options or securities to acquire any Company Stock, or any other securities (including long term debt) of the Company or the Company Subsidiaries or enter into any agreements to take any such actions;

(d) split, combine or reclassify any shares of capital stock or other securities of the Company or the Company Subsidiaries;

(e) purchase, redeem or otherwise acquire any capital stock or other securities of the Company or the Company Subsidiaries or any rights, options, or securities to acquire any capital stock or other securities of the Company or the Company Subsidiaries (other than the redemption upon maturity of the Company’s subordinated notes, and the issuance of Company Stock upon the exercise of Company Stock Options that are outstanding as of the date hereof in accordance with their present terms);

(f) except as in effect on the date hereof and as disclosed in the Company Disclosure Letter, enter into, or take any action to cause any holders of Company Stock to enter into, any agreement, understanding or commitment relating to the rights of holders of Company Stock to vote any Common Stock, or cooperate in any formation of any voting trust or similar arrangement relating to such shares, other than the Shareholders Agreements;

(g) except for the Spin-Off or as provided in Section 6.9 for dividends paid after the Pre-Closing Balance Sheet Date to the Company’s shareholders following prior written notice thereof to the Parent, (i) make, declare, pay or set aside for payment any dividend, other than dividends from wholly-owned Company Subsidiaries to the Company, (ii) declare or make any distribution on any shares of Company Stock or (iii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of Company Stock;

(h) (i) issue, sell or otherwise permit to become outstanding, (ii) transfer, mortgage, encumber or otherwise dispose of, (iii) permit the creation of any Lien in respect of, or (iv) amend or modify the terms of, any equity interests held in a Company Subsidiary;

(i) amend its Articles of Incorporation or Bylaws;

(j) except in accordance with Section 7.8, as required pursuant to existing written, binding agreements in effect prior to the date hereof, as required by applicable Law or in the ordinary and usual course of business consistent with past practices, (i) increase the salary, incentive compensation or other benefits (including bonus payments) payable to any director, officer or employee of Company or any Company Subsidiary or (ii) enter into, amend, modify or terminate any employment, consulting, severance, change in control or similar agreements or arrangements with any director, officer or employee of the Company or any Company Subsidiary other than any such agreements for new hires not to exceed $500,000 in the aggregate, provided that in no event shall the Company or any Company Subsidiary enter into any employment agreement with any officer with the title of executive vice president or higher without the prior written consent of the Parent;

(k) enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by applicable Law, (ii) pursuant to an existing written binding agreement in effect prior to the date hereof or (iii) the regular renewals of insurance contracts) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of, or independent contractor with respect to, the Company or the Company Subsidiaries (or any dependent or beneficiary of the foregoing Persons);

(l) make any capital expenditure or commitments with respect thereto in excess of $250,000 with respect to any item or project or in the aggregate with respect to any related items or projects, except for capital expenditures described in the Company Disclosure Letter and ordinary repairs, renewals and replacements;

(m) compromise or otherwise settle or adjust any assertion or claim of a material deficiency in Taxes, enter into any material closing agreement, extend the statute of limitations with any Tax Authority or file any pleading in court in any material Tax litigation or any appeal from an asserted material deficiency, surrender a right to claim a refund of material Taxes or file or amend any material income or other federal, foreign, state or local Tax return, or make any material Tax election that is inconsistent with the Company’s current Tax election practices or that concerns a matter as to which the Company has no current Tax election practice;

(n) change its material Tax or accounting policies and procedures or any method or period of accounting unless required by GAAP, regulatory accounting principles, changes in Law or a Governmental Entity or a Tax Authority;

(o) other than in the ordinary course and in compliance with applicable Law, grant or commit to grant any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or holder of 10% or more of the outstanding Company Stock, or any Affiliate of such Person;

(p) close or relocate any offices at which business is conducted or open any new offices, except as described in the Company Disclosure Letter, or except as necessary in the event of damage or destruction of existing offices in order to continue the business conducted at such offices;

(q) grant any Person a power of attorney or similar authority, other than in the ordinary and usual course of business consistent with past practice;

(r) except in accordance with Sections 6.1(j) and 6.1(k), amend, modify or renew any Company Scheduled Contract or enter into any agreement or contract that would be required to be a Company Scheduled Contract under Section 4.19 or as set forth in Section 6.1(r) of the Company Disclosure Letter; provided, that the Company and any Company Subsidiary may (i) renew an existing Company Scheduled Contract in the ordinary and usual course of business on substantially equivalent terms if the total obligation of the Company and any Company Subsidiary thereunder (including any cancellation or termination payments or the effect of any required minimum notice periods prior to cancellation or termination) shall not exceed $150,000 and (ii) enter into ordinary course business and operations transaction agreements that (A) do not restrict the Company or the Company Subsidiaries (or any Affiliate of the Company or the Company Subsidiaries or the Surviving Entity (including the Merger Sub and its Subsidiaries) after the Effective Time) from competing in any line of business with any Person or using or employing the services of any Person or (B) call for aggregate annual payments of $150,000 or more and is not terminable on 60 days or less notice without payment of any material termination fee or penalty;

(s) except in the ordinary and usual course of business and consistent with past practices, sell, transfer, mortgage, encumber or otherwise dispose of or permit the creation of any Lien for sales of loans, debt securities or similar investments (except for a Lien for Taxes not yet due and payable) in respect of, or discontinue any portion of, any assets, deposits or properties material to the business or financial position of the Company or any Company Subsidiary or release or waive any material claim;

(t) acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity or acquire mortgage servicing rights except in connection with existing correspondent lending relationships in the ordinary and usual course of business consistent with past practice;

(u) (i) take any action which would or could reasonably be expected to (A) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the ability of counsel to render the opinions described in Section 9.7 of this Agreement, (B) materially adversely affect the ability of the Company to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby, (C) materially adversely affect the Company’s ability to perform its covenants and agreements under this Agreement, or (D) result in any of the conditions to the performance of the Parent’s or the Company’s obligations hereunder, as set forth in Articles IX, X or XI herein not being satisfied; or (ii) engage in any new line of business or make any acquisition that would not be permissible for a United States bank holding company (as defined in the Bank Holding Company Act of 1956) or would subject the Company, Parent or any Subsidiary of either to material regulation by a Regulatory Authority that does not presently regulate such company or to regulation by a Regulatory Authority that is materially different from current regulation;

(v) Reserved;

(w) except to the extent directly related to loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest bearing assets of the Company and the Company Subsidiaries that have been classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Credit Risk Assets,” or “Concerned Loans,” pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary and usual course of business consistent with past practice that involves solely money damages in the amount not in excess of $100,000 individually or $500,000 in the aggregate, and that does not create precedent for other pending or potential claims, actions, litigation, arbitration or proceedings, except to the extent any such claim, action, litigation, arbitration or proceeding has been specifically reserved for and identified in Section 6.1(w) of the Company Disclosure Letter, provided that any such payment, discharge, settlement or compromise shall not exceed the dollar amount of such identified reserve for such matter;

(x) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in connection with banking transactions in the ordinary and usual course of business, (ii) short-term borrowings (including refinancings thereof) made at prevailing market rates and terms consistent with prior practice, (iii) interbank borrowings made in the ordinary course of its banking business or (iv) indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its wholly-owned Subsidiaries deposits, FHLB advances, repurchase agreements, bankers’ acceptances, and “treasury tax and loan” accounts established in the ordinary and usual course of business and transactions in “federal funds” or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Effective Time to the Parent or any Subsidiary of the Parent; provided, however, that in no event shall the Company acquire FHLB advances with maturities of a term longer than one year without the prior written consent of the Parent;

(y) (i) extend credit for new loans, renewals and extensions on an unsecured basis to any Person in the aggregate over $500,000, (ii) extend credit to any Person who is a new borrower on a secured basis in the aggregate over $1,500,000, or in the case of Oxford Trust Loans and in accordance with the existing policies related thereto, in the aggregate over $5,000,000, (iii) extend credit for renewals or extensions to any Person who is an existing borrower on a secured basis in the aggregate over $3,000,000, (iv) extend credit for indirect loans to any Person in the aggregate over $150,000, or (v) extend credit to individual consumers for loans, renewals and extensions of residential mortgage loans (including for construction of a residence) (A) in the aggregate over $1,000,000, (B) in the aggregate over $100,000 but less than $1,000,000, unless the combined loan-to-value ratio after giving effect thereto is less than 80% or (C) in the aggregate equal to or less than $100,000, unless the combined loan-to-value ratio after giving effect thereto is less than 100%;

(z) acquire or extend credit on Lending Tree originations outside of the States of Indiana, Ohio, Pennsylvania, West Virginia and Michigan;

(aa) terminate or amend the relationship with Affinity Financial Corporation, including terminating or amending the Joint Marketing Agreement, dated November 12, 2004, between Union Federal and Affinity Financial Corporation and the Deposit Services Agreement, dated November 12, 2004, between Union Federal and Affinity Financial Corporation;

(bb) amend, modify, renew or terminate any contract with Bisys or any of its Affiliates;

(cc) increase commitments for, or the balance of, Affinity Financial Corporation CF tranches;

(dd) engage in “pooled loan” purchases (bulk and flow) of commercial real estate, commercial or retail loans; or

(ee) agree or make any commitment to take any actions prohibited by this Section 6.1.

In the event that the Parent does not respond in writing to the Company within five Business Days of a written request for the Company to engage in any of the actions for which Parent’s prior written consent is required pursuant to this Section 6.1, the Parent shall be deemed to have consented to such action. Any request by the Company or response thereto by the Parent shall be made in accordance with the notice provisions of Section 13.2, and any request by the Company shall also state that it is a request pursuant to this Section 6.1 and that a failure to respond within five Business Days shall constitute consent.

6.2 Access to Information. The Company will afford, upon reasonable notice, to the Parent and its representatives, counsel, accountants, agents and employees reasonable access during normal business hours to all of its and the Company Subsidiaries’ business, operations, employees, properties, books, files and records (other than as pertains solely to the Mortgage Banking Business) and will take reasonable efforts to enable the Parent and its representatives, counsel, accountants, agents and employees to conduct an examination of the financial statements, business, assets and properties of the Company and the Company Subsidiaries and the condition thereof and to update such examination at such intervals as the Parent shall deem appropriate. Such examination shall be conducted in cooperation with the officers of the Company and the Company Subsidiaries and in such a manner as to minimize any disruption of, or interference with, the normal business operations of the Company and the Company Subsidiaries. During the period from the date of this Agreement to the Effective Time, the Company shall promptly furnish the Parent with copies of all monthly and other interim financial statements, produced in the ordinary and usual course of business as the same shall become available and the reports and materials identified on Exhibit F.

6.3 Notices; Reports. The Company will promptly notify the Parent of any event of which the Company obtains Knowledge which has had or may reasonably be expected to have a Material Adverse Effect, or in the event that the Company determines that it is unable to fulfill any of the conditions to the performance of the Parent’s obligations hereunder, as set forth in Articles IX or XI herein, and the Company will furnish the Parent (i) as soon as available, and in any event within 5 Business Days after it is mailed or delivered to the Board of Directors of the Company or the Company Subsidiaries or committees thereof, any report by the Company or the Company Subsidiaries for submission to the Board of Directors of the Company or the Company Subsidiaries or committees thereof, relating to any such Material Adverse Effect or event, provided, however, that the Company need not furnish to the Parent communications of the Company’s legal counsel regarding the Company’s rights and obligations under this Agreement or the transactions contemplated hereby, or books, records and documents covered by confidentiality agreements or the attorney-client privilege, or which are attorneys’ work product, (ii) as promptly as practicable, all financial statements, reports, letters and communications sent by the Company to its shareholders or other security holders and, subject to applicable Law, all thrift financial reports filed by the Company or the Company Subsidiaries with the OTS or other Governmental Entities, and (iii) such other existing reports as the Parent may reasonably request relating to the Company or the Company Subsidiaries. The Company shall promptly notify the Parent of the non-renewal of the contracts and agreements set forth in Section 4.19 of the Company Disclosure Letter. The Company shall promptly notify the Parent if, between the date hereof and the earlier of the Effective Time or the termination of this Agreement, the Company (i) compromises or settles an assertion of, or claim of a deficiency in, Taxes in excess of $70,000, (ii) enters into a closing agreement involving a Tax claim exceeding $70,000, (iii) files a pleading in court in Tax litigation, or an appeal from an asserted deficiency, involving Taxes in excess of $70,000, (iv) surrenders a right to claim a refund of Taxes in excess of $70,000, (v) files an amended Tax Return relating to Taxes payable by or on behalf of the Company and the Company Subsidiaries, (vi) makes a Tax election that is inconsistent with the Company’s current Tax election practices or that concerns a matter as to which the Company has no current Tax election or practice, or (vii) changes its Tax or accounting policies or procedures. The Company further agrees to promptly provide Parent with a copy of any notice delivered by (a) Union Federal or Waterfield Financial Corporation to American Home Mortgage Corp., or American Home Mortgage Corp. to Union Federal or Waterfield Financial Corporation pursuant to Section 6.4(b) of the AHM Purchase Agreement and (b) Union Federal or the Company to the purchaser or the purchaser to Union Federal or the Company pursuant to the Asset Purchase Agreement.

6.4 Company Shareholder Action. As promptly as practicable after the execution of this Agreement, the Company will take action necessary in accordance with applicable Law and its Articles of Incorporation and Bylaws to convene a meeting of its shareholders (including any adjournment or postponement, the “Company Shareholders’ Meeting”) to consider and vote upon the approval of the Company Proposals (such approval, the “Company Shareholder Approval”) and to solicit such Company Shareholder Approval as promptly as practicable after the Registration Statement is declared effective. The Board of Directors of the Company shall recommend approval and adoption of this Agreement and the Company Proposals by the Company’s shareholders at the Company Shareholders’ Meeting (the “Company Recommendation”) and shall include such recommendation in a written communication to the Company shareholders concerning this Agreement or the Company Proposals. The Board of Directors of the Company may fail to make such a recommendation referred to above, or withdraw, modify or change any such recommendation only if such Board of Directors, after having consulted with and considered the advice of its outside financial and legal advisors, has determined that the making of such recommendation, or the failure so to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of such directors under applicable Law. The Company shall otherwise comply with all legal requirements applicable to the Company Shareholders’ Meeting.

6.5 Applications. The Company agrees to provide information reasonably requested by the Parent for the preparation of any applications necessary to consummate the transactions contemplated hereby. The Company covenants and agrees that, with respect to the written information relating to the Company or the Company Subsidiaries, any proxy statement or other information provided by the Company to the Company shareholders will comply in all material respects with the provisions of applicable Law, and will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company will use its commercially reasonable efforts to assist the Parent in obtaining all approvals or consents of Governmental Entities necessary to effect the Merger and the transactions contemplated herein.

6.6 No Solicitation. From and after the date hereof until the termination of this Agreement, neither the Company, nor any of the Company Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents and Affiliates (including any investment banker, attorney or accountant retained by the Company or any of the Company Subsidiaries), will, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any Person in furtherance or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize any of its officers, directors, or employees or any of the Company Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by any of the Company Subsidiaries to take any such action, and the Company shall notify the Parent orally of all of the relevant details relating to all proposals which it or any of the Company Subsidiaries or any such officer, director or employee, or, to the Company’s Knowledge, investment banker, financial advisor, attorney, accountant or other representative of the Company may receive relating to any of such matters, provided, however, that nothing contained in this Section 6.6 shall prohibit the Board of Directors of the Company from (i) complying with its disclosure obligations under federal or state Law; provided further, however, that any such disclosure regarding any Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Board of Directors of the Company reaffirms the Company

Recommendation; or (ii) furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited Acquisition Proposal, if, and only to the extent that, (A) the Board of Directors of the Company determines in good faith (after consultation with its financial and legal advisors), taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, that such proposal, if consummated, is reasonably likely to result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Merger; (B) the Board of Directors of the Company determines in good faith (after consultation with its financial and legal advisors) that the failure to furnish information to or enter into discussions with such Person would likely cause the Board of Directors to breach its fiduciary duties to shareholders under applicable Law (such proposal that satisfies clauses (A) and (B) being referred to herein as a “Superior Proposal”); (C) the Company promptly notifies the Parent of such proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company or any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers, and receives from such Person an executed confidentiality agreement in form and substance identical in all material respects to the confidentiality agreements that the Company and the Parent entered into; and (D) the Company Shareholders’ Meeting has not occurred. For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal or offer as to any of the following (other than the transactions contemplated hereunder or in connection with the Disposition of the Mortgage Banking Business) involving the Company or any of the Company Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. To the Company’s Knowledge, no Acquisition Proposal is outstanding as of the date of this Agreement.

6.7 Affiliates. The Company shall use commercially reasonable efforts to cause each director, executive officer and other Person who is an “affiliate” (for purposes of Rule 145 under the Securities Act) of the Company to deliver to the Parent, as soon as reasonably practicable after the date of this Agreement, a written agreement in a form reasonably satisfactory to the Company and the Parent.

6.8 Excluded Assets and Liabilities.

(a) Except as otherwise provided in this Section 6.8 and Section 6.9, the Disposition of the Mortgage Banking Business shall be completed by the Company prior to the Pre-Closing Balance Sheet Date. The Company hereby agrees that it shall use commercially reasonable efforts to minimize the amount of Excluded Assets and Liabilities that remain outstanding prior to the Pre-Closing Balance Sheet Date which are subsequently transferred to the Shareholder Representative in accordance with Section 6.8(c).

(b) Section 6.8(b) of the Company Disclosure Letter sets forth the Company’s preliminary list of all of the Excluded Assets and Liabilities and the respective values for each of the assets and liabilities identified thereon determined in accordance with GAAP consistently applied. The Company shall deliver to Parent not later than 30 days following the end of each month an update to the foregoing schedule in substantially similar form, which updated schedule shall (i) specifically identify any additional assets or liabilities which constitute Excluded Assets and Liabilities that were not included in the prior schedule and (ii) exclude any Excluded Assets and Liabilities liquidated or sold or transferred to a third party since the prior schedule. No later than 90 days following the date of this Agreement, the parties shall meet to evaluate the status of the transactions contemplated by the AHM Purchase Agreement, the Asset Purchase Agreement and the Other Asset Transfers. At such meeting, the Company shall provide Parent with a reasonably detailed analysis of its expected treatment of all Excluded Assets and Liabilities that remain outstanding as of such date. The Company shall afford Parent a reasonable opportunity to provide comments on, and consult with the Company with respect to, the Company’s plans for such remaining Excluded Assets and Liabilities.

(c) Except as provided in Section 6.8(d) below, the Company hereby agrees that all Excluded Assets and Liabilities shall be liquidated and wound up, sold to a third party and wound up or transferred to the Shareholder Representative and wound up, in each case, prior to the Pre-Closing Balance Sheet Date. As used herein, “wound up” or “wind up” means, with respect to any Excluded Assets and Liabilities, to the extent applicable, (i) the termination or assumption by a third party or the Shareholder Representative of all contracts in respect thereof and in the case of termination, payment or satisfaction in full of any and all obligations thereunder and in the case of assumption, the receipt of any required consent of a third party or Governmental Entity where the failure to obtain such consent would result in the breach of contravention of the rights of such third party or Governmental Entity (each, a “Consent”), (ii) obtaining either (x) evidence reasonably satisfactory to Parent of the satisfaction of all existing and future payment obligations in respect thereof or (y) customary releases of the Company or the Company Subsidiaries, as applicable, and (iii) the surrender to all applicable Governmental Entities of all existing licenses and any other existing regulatory approvals in respect thereof. Nothwithstanding anything contained in this Agreement to the contrary, any obligation to “wind up” Excluded Assets and Liabilities shall not apply to (i) the assets and liabilities that are subject to either the AHM Purchase Agreement or the Asset Purchase Agreement and sold pursuant thereto in accordance with the terms thereof, (ii) the loans identified as Account Numbers 1018, 1026, 1028, 1034, 1136, 1312, 1313 and 1970 (the “S&D Loans”), (iii) the membership interests of Quantum Settlement Services, LLC and (iv) the capital stock of Waterfield Reinsurance Corp., the sale or disposition of each of the assets and liabilities referenced in clauses (i) through (iv) shall nevertheless continue to be required as part of the Disposition of the Mortgage Banking Business.

(d) Notwithstanding the foregoing, any existing or future liabilities or obligations relating to the Excluded Assets and Liabilities, which liabilities or obligations are not “wound up” prior to the Pre-Closing Balance Sheet Date, shall be deemed to have been retained by the Company or the applicable Company Subsidiary (the “Retained Excluded Liabilities”) subject to the terms of this Section 6.8, provided that the aggregate amount of all existing and future liabilities and obligations of the Company and the Company Subsidiaries related to the Retained Excluded Liabilities determined as of the time immediately prior to the Pre-Closing Balance

Sheet Date shall not exceed $3,000,000. If any Consent is not obtained prior to the Pre-Closing Balance Sheet Date, Parent and the Shareholder Representative shall cooperate in any lawful and reasonable arrangements reasonably proposed by the Shareholder Representative under which the Shareholder Representative shall obtain the economic claims, rights, benefits, liabilities and obligations under the applicable contract with respect to which the Consent has not been obtained. The Shareholder Representative shall bear the entire cost of any such arrangement and shall promptly reimburse Parent, the Company and the Company Subsidiaries for all costs and expenses incurred by them in connection with such arrangement. The Shareholder Representative shall indemnify Parent, the Company and their respective Affiliates and each of their respective officers, directors, stockholders, agents and representatives against and hold them harmless from any loss, liability, claim, damage or expense (including reasonable legal fees and expenses) suffered or incurred by such indemnified party to the extent arising from any Retained Excluded Liabilities. The Shareholder Representative shall use its commercially reasonably efforts to cause the Retained Excluded Liabilities to be wound up as promptly as practicable after the Spin-Off until, subject to the conditions set forth below, the earlier of (i) the second anniversary of the Closing Date or (ii) the reasonable determination by the Shareholder Representative and Parent that the then remaining aggregate amount of existing and future liabilities and obligations of the Company and the Company Subsidiaries related to the then existing Retained Excluded Liabilities is less than $500,000 (the “Expiration Date”). The Shareholder Representative shall be responsible for all costs and expenses associated with satisfaction of the obligations set forth in the immediately preceding sentence. The Shareholder Representative’s obligations with respect to the Retained Excluded Liabilities after the Spin-Off as provided above shall terminate at the Expiration Date upon payment in cash to Parent of an amount equal to the aggregate amount of the existing and future liabilities and obligations of the Company and the Company Subsidiaries related to such then remaining Retained Excluded Liabilities as agreed to by the Parent and the Shareholder Representative (the “Release Payment”). Upon payment in full by the Shareholder Representative to the Parent of the then remaining Retained Excluded Liabilities, the Parent shall execute such assignments or other documents and instruments as may be customary to evidence the transfer of such obligations and a mutually acceptable release in favor of the Shareholder Representative releasing the Shareholder Representative from any further obligation with respect to the Retained Excluded Liabilities. Thereafter, if the Parent receives any payments from a third party in respect of the Retained Excluded Liabilities, Parent shall promptly forward such payment to the Shareholder Representative. Until the Release Payment is made to Parent, the Shareholder Representative’s obligations with respect to such Retained Excluded Liabilities shall remain in effect notwithstanding that the Expiration Date shall have occurred.

6.9 Pre-Closing Balance Sheet. The Company shall deliver to Parent, not later than 30 days following the end of each month, a pro forma Pre-Closing Balance Sheet as of such month end. Each such pro forma Pre-Closing Balance Sheet shall be prepared in the same manner and on a basis consistent with the methodologies set forth below for the preparation of the Pre-Closing Balance Sheet and the calculation of the Target Equity Amount. Within 15 days following the Pre-Closing Balance Sheet Date or, if later, within two Business Days following the later to occur of the events set forth in clauses (i) and (ii) of the definition of Pre-Closing Balance Sheet Date, the Company shall deliver to Parent a consolidated balance sheet dated as of the Pre-Closing Balance Sheet Date, which consolidated balance sheet shall be adjusted to give effect to any Other Asset Transfers completed subsequent to the Pre-Closing Balance Sheet Date and prior to the satisfaction of the later to occur of the events set forth in clause (i) and (ii) of the definition of Pre-Closing Balance Sheet Date, as if such Other Asset Transfers had been completed immediately prior to the Pre-Closing Balance Sheet Date (the “Pre-Closing Balance Sheet”). Notwithstanding the foregoing, the Company shall use its commercially reasonable efforts to deliver each pro forma Pre-Closing Balance Sheet and the Pre-Closing Balance Sheet as soon as practicable after the month end or the Pre-Closing Balance Sheet Date, as applicable. “Pre-Closing Balance Sheet Date” shall mean the last day of the month prior to the month in which the later of (i) the Disposition of the Mortgage Banking Business and (ii) the satisfaction or waiver of the last of the conditions specified in Articles IX, X, and XI hereof (other than any such conditions which are by their terms to be satisfied or waived as of the Closing and exclusive of any applicable waiting period relating to regulatory approval), occurs. The Company covenants and agrees that the Pre-Closing Balance Sheet will reflect at least $90,000,000 in shareholders’ equity as determined in accordance with GAAP applied on a basis consistent with the Company Financial Statements and the assumptions set forth on Exhibit C attached hereto and reduced to reflect certain expenses that can be identified prior to the Pre-Closing Balance Sheet Date, which expenses are described on Exhibit D attached hereto (“Target Equity Amount”), as adjusted as described in this Section 6.9. Provided that the shareholders’ equity as finally determined in accordance with this Section 6.9 is at least equal to the Target Equity Amount, the Pre-Closing Balance Sheet will be prepared to reflect dividends paid or to be paid to the Company’s shareholders prior to the Closing. The Company shall use its best efforts to cause the shareholders’ equity, as adjusted herein, on the Closing Date to equal or exceed shareholders’ equity, as adjusted herein, reflected on the Pre-Closing Balance Sheet. Notwithstanding anything contained herein, all assets and liabilities held by the Shareholder Representative shall not be deemed to be held by the Company for purposes of preparing the Pre-Closing Balance Sheet. The Company agrees to consult and maintain ongoing communications with Parent and Parent’s independent auditors in connection with the preparation of the Pre-Closing Balance Sheet. Such consultation shall include granting Parent and its independent auditors access to all working papers of the Company relating to the Pre-Closing Balance Sheet. The Pre-Closing Balance Sheet shall become final and binding on the parties following the 5th Business Day following delivery thereof to the Parent, unless the Parent gives written notice of its disagreement with the Pre-Closing Balance Sheet (a “Notice of Disagreement”) to the Company prior to such date. If a Notice of Disagreement is received by the Company in a timely manner, then the Pre-Closing Balance Sheet (as revised in accordance with this sentence) shall become final and binding upon the Company and the Parent on the earlier of (A) the date the Company and the Parent resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (B) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below). During the 5 Business Day period following the delivery of a Notice of Disagreement, the Company and the Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. During such period the Parent and its independent auditors shall continue to have access to the working papers of the Company prepared in connection with the Pre-Closing Balance Sheet. In the event the dispute is not resolved, at the end of such 5 Business Day period, the Company and the Parent shall submit in writing to an independent accounting firm (the “Accounting Firm”) for arbitration any and all matters that remain in dispute and which were included in the Notice of Disagreement. The Accounting Firm shall be a nationally recognized independent public accounting firm as shall be agreed upon by the Company and the Parent in writing. The Company and the Parent shall jointly request that the Accounting Firm render its reasoned written decision within the 10-day period following submission of such disputed matters to the Accounting Firm. The determination of the Accounting Firm shall be valid and binding on the parties for all purposes under this Agreement.

6.10 Transition. The Company and the Company Subsidiaries shall reasonably cooperate with the Parent and the Parent Subsidiaries in order to facilitate an orderly transition of the management of the business of the Company and the Company Subsidiaries to the Parent and in order to facilitate the integration of the operations of the Company and the Parent and their Subsidiaries as soon as practicable after the Effective Time. The Company shall and shall cause the Company Subsidiaries to consult with the Parent on all strategic and operational matters to the extent such consultation is not in violation of applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. The Company shall, and shall cause the Company Subsidiaries to, make available to the Parent at the facilities of the Company and the Company Subsidiaries, where determined by the Parent to be appropriate and necessary, office space for one of Parent’s officers, such officer or officers to be identified by the Parent and reasonably acceptable to the Company, to help facilitate the transactions contemplated herein. Parent may request office space for one or more additional officers subject to the Company’s prior approval, such approval not to be unreasonably withheld. At the time of any such request by Parent, Parent will provide the Company with information regarding Parent’s purpose in adding such officer or officers, such officer to be identified by the Parent and reasonably acceptable to the Company. The Parent, its Subsidiaries, officers, employees, counsel, financial advisors and other representatives shall, upon reasonable written notice to the Company, be entitled to review the operations and visit the facilities of the Company and the Company Subsidiaries during normal business hours and with minimal disruption to the operation of the Company’s and the Company Subsidiaries’ respective operations. Notwithstanding the foregoing, nothing contained in this Agreement gives the Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

6.11 Asset Purchase Agreement and AHM Purchase Agreement. The Company shall not amend or modify, or waive any provision or condition of the AHM Purchase Agreement without the prior written consent of the Parent, which consent shall not be unreasonably withheld, delayed or conditioned, except that Parent’s good faith refusal to consent to any amendment, modification or waiver that would affect the Seller’s (named in the AHM Purchase Agreement) rights to indemnification or obligations to indemnify contained therein or otherwise increase Seller’s post-closing obligations thereunder shall not be deemed to be unreasonable. The Company shall not amend or modify, or waive any provision or condition of the Asset Purchase Agreement without the prior written consent of the Parent, which consent shall not be unreasonably withheld, delayed or conditioned, except that Parent’s good faith refusal to consent to any amendment, modification or waiver that would affect the Seller’s (named in the Asset Purchase Agreement) rights to indemnification or obligations to indemnify contained therein or otherwise increase Seller’s post-closing obligations thereunder shall not be deemed to be unreasonable.

6.12 Third Party Processing Contracts. The Company shall use its commercially reasonable efforts to maintain all third party processing contracts at their present levels.

6.13 Company Policies and Procedures. The Company agrees to consult with the Parent prior to implementing or adopting any material change in its credit risk, interest rate risk management, hedging and other risk management policies or practices, provided that nothing herein shall be construed to prevent or delay the Company from making any such changes that may be required by Law.

6.14 Reserved.

6.15 Shareholder Representative Spin-Off. The Company shall distribute all of the membership and any other ownership interests in the Shareholder Representative to the Company’s shareholders no later than immediately prior to the Effective Time (the “Spin-Off”).

6.16 Subsequent Shareholder Agreements. The Company shall use its best efforts to obtain Shareholder Agreements from the following shareholders of the Company: (i) the Jill L. Waterfield Irrevocable Grantor Trust, dated September 5, 1998, (ii) the Richard R. Waterfield Irrevocable Grantor Trust, dated September 5, 1998, (iii) the John R. Waterfield Irrevocable Grantor Trust dated September 5, 1998, (iv) Tim McGinley, (v) Thomas West and (vi) Howard Chapman. as promptly as practicable after the date of this Agreement and prior to March 31, 2006, provided that nothing herein shall require the Company or any shareholder to enter into a Shareholder Agreement that may be in violation of Law.

6.17 S&D Loans. The Company shall use its commercially reasonable efforts to consummate (i.e., transfer legal title) the sale of the S&D Loans by March 31, 2006 (it being understood with respect to any S&D Loan sold on a servicing released basis, the actual transfer of the servicing function might occur subsequent to March 31, 2006, and that there may be a holdback of a portion of the purchase price related to the delivery of all necessary mortgage loan files with respect thereto). If the sale of the S&D Loans is not consummated by March 31, 2006, then any Repurchase Obligation shall be deemed a Retained Excluded Liability for purposes of Section 6.8 and, following the Closing, the Shareholder Representative shall fulfill any existing Repurchase Obligations. For purposes of this Agreement, “Repurchase Obligation” means the obligation of the Company or any Company Subsidiary to repurchase from the Person (or assignee thereof) who purchased such loan or loans, or any indemnity obligation with respect to, any S&D Loan and any costs, liabilities, expenses and indemnity obligations incurred by the Company or any Company Subsidiaries in connection therewith.

6.18 Company Audit. The Company shall use its commercially reasonable efforts to deliver the 2005 Audited Financial Statements prior to the Pre-Closing Balance Sheet Date.

ARTICLE VII

COVENANTS OF PARENT

The Parent covenants and agrees with the Company as follows:

7.1 Conduct of Business Prior to Effective Time. Parent agrees that it shall form Merger Sub prior to the Closing Date. Between the date hereof and the earlier of the Effective Time or the termination of the Agreement, except as contemplated by this Agreement and subject to requirements of Law, the Parent shall not (and shall cause the Parent Subsidiaries to not), except as provided in Section 7.1 of the Parent Disclosure Letter, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) conduct the business of the Parent and the Parent Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to preserve intact their business organizations and maintain their existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, is reasonably likely to materially impair the Parent’s ability to perform its obligations under this Agreement;

(b) take any action which would or could reasonably be expected to (i) adversely affect the ability to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect the Parent’s ability to perform its covenants and agreements under this Agreement; (iii) result in any of the conditions to the performance of the Company’s or the Parent’s obligations hereunder, as set forth in Articles X or XI herein not being satisfied; (iv) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Effective Time or in any of the conditions set forth in Article IX hereof not being satisfied; (v) change or waive any provision of its Article of Incorporation or Bylaws, except as required by Law; (vi) change any method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Government Entity responsible for regulating the Parent; or (vii) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code or the ability of counsel to render the opinions described in Section 9.7 of this Agreement; or

(c) agree or make any commitment to take any actions prohibited by this Section 7.1.

7.2 Applications. The Parent will, as promptly as practicable, prepare and file in final form or cause to be prepared and filed in final form (it being recognized that the Federal Reserve System, Ohio Department of Commerce Division of Financial Institutions or other applicable Governmental Entities may require supplemental filings after such filing in final form) (i) an application for approval of the Merger with the Federal Reserve System and the Ohio Department of Commerce Division of Financial Institutions (which shall be filed not later than 30 days from the date hereof); and (ii) any other applications or notices necessary to consummate the transactions contemplated hereby, and further agrees to provide any information reasonably requested by the Company required for the preparation of any applications necessary to consummate the transactions contemplated hereby. The Parent shall afford the Company a reasonable opportunity to review, subject to applicable Law, all such applications and all correspondence, amendments and supplements thereto before the filing thereof and provide the Company with copies of any such correspondence, amendments or supplements at the time that they are filed. The Parent agrees to timely provide any information reasonably requested by the

Company which is necessary for the preparation of any proxy statement or other information provided to the Company shareholders, and agrees that the information provided by it will comply in all material respects with the provisions of applicable Law, and will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

7.3 Notices; Reports. The Parent will promptly notify the Company of any event of which the Parent obtains Knowledge which has had or may reasonably be expected to have a Material Adverse Effect, or in the event that the Parent determines that it is unable to fulfill any of the conditions to the performance of the Parent’s obligations hereunder, as set forth in Articles IX or X herein, and the Parent will furnish the Company (i) as soon as available, and in any event within 5 Business Days after it is mailed or delivered to the Board of Directors of the Parent or the Parent Subsidiaries or committees thereof, any report by the Parent or the Parent Subsidiaries for submission to the Board of Directors of the Parent or the Parent Subsidiaries or committees thereof, relating to any such Material Adverse Effect or event, provided, however, that the Parent need not furnish to the Company communications of the Parent’s legal counsel regarding the Parent’s rights and obligations under this Agreement or the transactions contemplated hereby, or books, records and documents covered by confidentiality agreements or the attorney-client privilege, or which are attorneys’ work product, (ii) as promptly as practicable, all financial statements, reports, letters and communications sent by the Parent to its shareholders or other security holders and, subject to applicable Law, all financial reports or Securities Reports filed by the Parent or the Parent Subsidiaries with the Federal Reserve System and Ohio Department of Commerce Division of Financial Institutions, SEC or other Governmental Entities, and (iii) such other existing reports as the Company may reasonably request relating to the Parent or the Parent Subsidiaries.

7.4 Indemnification and Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Parent shall, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any of the Company Subsidiaries and any such Person presently or formerly serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee, agent, trustee or fiduciary of another Person, or under or with respect to any employee benefit plan (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities, penalties, or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, or administrative, based in whole or in part on or arising in whole or in part out of the fact that such Person is or was a director or officer of the Company or any Subsidiary of the Company, or pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) (“Indemnified Liabilities”) (x) to the same extent such Persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company’s Articles of Incorporation, Bylaws and indemnification agreements, if any, in existence on the date hereof (all such agreements being listed in the Company Disclosure Letter) with any directors or officers of the Company and the Company Subsidiaries and (y) without limitation of, and in addition to clause (x), to the fullest extent permitted by Law.

(b) For a period of six years after the Effective Time, the Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage, amounts and retentions containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Entity shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the premiums paid as of the date hereof by the Company for such insurance (the “Company’s Current Premium”), and if such premiums for such insurance would at any time exceed 200% of the Company’s Current Premium, then the Surviving Entity shall cause to be maintained policies of insurance which, in the Surviving Entity’s good faith determination, provide the maximum coverage available at an annual premium equal to 200% of the Company’s Current Premium. The annual amount currently expended by the Company and the Company Subsidiaries for such insurance coverage is set forth in Section 7.4(b) of the Company Disclosure Letter.

(c) The Parent shall pay (as incurred) all expenses, including reasonable fees and expenses of counsel, that an Indemnified Person may incur in enforcing the indemnity and other obligations provided for in this Section 7.4.

(d) Any Indemnified Party wishing to claim indemnification under Section 7.4(a), upon learning of any claim, action, suit proceeding or investigation described above (each, a “Claim”), shall promptly notify the Parent thereof; provided that the failure so to notify shall not affect the obligations of the Parent under Section 7.4(a) unless and to the extent that the Parent is actually materially prejudiced as a result of such failure. In the event of a Claim (whether arising before or after the Effective Time), (i) the Parent shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and upon such assumption the Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof except that if the Parent elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Parent and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefore are received; provided, however, that the Parent shall be obligated pursuant to this paragraph (d) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction with respect to any given Claim or series of related or similar Claims unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that necessitates more than one law firm, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) the Parent shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned; and provided, further, that the Parent shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(e) If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.4.

(f) The provisions of this Section 7.4, (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have or contract or otherwise.

7.5 Registration Statement.

(a) The Parent agrees to prepare pursuant to all applicable Laws a registration statement on Form S-4 (the “Registration Statement”) to be filed by the Parent with the SEC in connection with the issuance of Parent Common Stock in the Merger (including the prospectus that forms a part of the Registration Statement, the proxy statement for the Company Shareholders’ Meeting and related proxy solicitation materials (collectively, the “Proxy Statement”) and all related documents). The Parent agrees to file the Proxy Statement and the Registration Statement with the SEC as promptly as responsibly practicable but in any event, not more than 30 days following the date hereof. The Parent shall cause the Registration Statement to comply as to form and substance in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act and the rules of NASDAQ. The Parent agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. The Parent also agrees to use all reasonable efforts to obtain, prior to the Effective Time of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. The Company agrees to furnish to the Parent all information concerning the Company, its officers, directors and shareholders as may be reasonably requested in connection with the foregoing. The Company shall use all reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders at the earliest practicable date after the Registration Statement is declared effective.

(b) Each of the Parent and the Company agrees, as to itself and the Company Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to the Company shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement that, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or that will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of the Parent and the Company further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Proxy Statement or Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take necessary steps to correct the Proxy Statement.

(c) The Parent agrees to advise the Company, promptly after the Parent receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Parent Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

7.6 Exchange Listing or Notification. As required by NASDAQ, the Parent shall file a NASDAQ Notification Form for Listing of Additional Shares and/or Change in the Number of Shares Outstanding, with respect to Parent Common Stock to be issued to the holders of the Company Stock in the Merger.

7.7 Stock and Cash Reserve. The Parent agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of the Parent Common Stock and to maintain sufficient liquid accounts or borrowing capacity to fulfill its obligations under this Agreement.

7.8 Employee Benefits.

(a) Parent shall honor all Employee Plans and Benefit Arrangements in accordance with their terms as in effect immediately prior to the Effective Time. For the period beginning on the Effective Time and ending on December 31, 2006, the Parent shall provide to the employees of Company and the Company Subsidiaries who continue to be employed by Parent immediately following the Effective Time (“Continuing Employees”), compensation and employee benefits, taken together as a whole, that are no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Effective Time. For the avoidance of doubt, Parent may satisfy its obligations under this Section 7.8(a) by continuing in effect the Employee Plans and Benefit Arrangements for Continuing Employees during the period described in the preceding sentence, and Parent may exclude Continuing Employees from coverage under and participation in Parent’s compensation and benefit plans and arrangements.

(b) With respect to any Parent Employee Plans and Parent Benefit Arrangements in which any Continuing Employee first becomes eligible to participate on or after the Effective Time, the Parent shall (i) waive all pre-existing conditions, actively-at-work requirements, exclusions and waiting periods with respect to participation and coverage requirements under any Parent Employee Plans and Parent Benefit Arrangements to the extent they were inapplicable to, or were satisfied under, the Employee Plans or Benefit Arrangements, (ii) recognize service of the Continuing Employees which was credited under the Employee Plans or Benefit Arrangements for purposes of eligibility, vesting and benefit accruals under the Parent Employee Plans and Parent Benefit Arrangements (but not for purposes of benefit accrual under any defined benefit employee pension plans), provided that such recognition of service shall not result in duplicative benefits with respect to the same period of service, (iii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Employee Plan or Benefit Arrangement ending on the date such employee’s participation in the corresponding Parent Employee Plan or Parent Benefit Arrangement begins to be taken into account under such Parent Employee Plan or Parent Benefit Arrangement for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Employee Plan or Parent Benefit Arrangement and (iv) apply any increase in any of the Continuing Employee’s portion of the premium cost, deductibles, co-payments and other out-of-pocket costs no earlier than the later of the first day of the first plan year of either the Employee Plan or Benefit Arrangement or the Parent Employee Plan or Parent Benefit Arrangement beginning after the Effective Time.

(c) (i) The Parent will pay and provide to employees of the Company or the Company Subsidiaries whose employment terminates on, or within twelve (12) months after the Closing Date, severance benefits in accordance with the terms of the Waterfield Mortgage Company, Inc. Severance Pay Plan or the Waterfield Mortgage Company, Inc. Severance Pay Plan for Select Employees, as applicable, as in effect on the date this Agreement is executed.

(ii) The Parent will pay and provide to employees of the Company or the Company Subsidiaries whose employment terminates on or after the Closing Date and who, as a result, become eligible for benefits under the terms of change in control severance or employment agreements, which are listed in the Company Disclosure Letter, the benefits to which the employee is entitled under the terms of such agreements.

(d) Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or any former employee of the Company or any Company Subsidiary or any dependent or beneficiary of any such individual, other than the parties hereto, or (ii) constitute or create an employment agreement.

(e) Effective as of the Closing Date, Parent shall expressly assume and continue any and all obligations of the Company and the Company Subsidiaries under the Benefit Arrangements listed on Section 7.8(e) of the Company Disclosure Letter.

(f) Notwithstanding anything in this Agreement to the contrary, Parent shall provide retiree welfare benefits to individuals who are currently receiving retiree welfare benefits from the Company in accordance with the terms of such benefits as in effect immediately prior to the date this Agreement is executed.

7.9 Use of Waterfield Name. Prior to the Effective Time, the Company shall transfer to Richard D. Waterfield all of the Company’s and the Company Subsidiaries’ right, title and interest in, to and under the Names. “Names” means “Waterfield,” and any variations and derivatives thereof. Such transfer shall be effected pursuant to one or more customary instruments of assignment sufficient to convey to Richard D. Waterfield the intellectual property rights to the Names. On the Closing Date, the Company will cause Richard D. Waterfield to deliver a license agreement providing for a royalty-free non-exclusive 180 day right and license to Parent to use the Names to the extent necessary to allow Parent to operate the Company and to utilize product literature, letterhead, labels and other items containing the Names to the extent existing at the Effective Time.

7.10 Operations of Merger Sub. Parent agrees that it shall form Merger Sub prior to the Closing Date. Merger Sub will be formed in order to consummate the Merger. At all times from the formation of Merger Sub through the Effective Time, Parent will have been the sole member of Merger Sub and Merger Sub will have been a “disregarded entity” within the meaning of Treasury Regulation Section 1.368-2(b)(1)(i)(A). Prior to the Effective Time, Merger Sub will have engaged in no business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

ARTICLE VIII

ADDITIONAL COVENANTS

The parties hereto hereby mutually covenant and agree with each other as follows:

8.1 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable and shall cooperate fully with the other parties to that end.

(b) Without limiting the generality of Section 8.1(a), the Company shall use its commercially reasonable efforts to obtain the consent or approval of all Persons party to (i) material contracts (other than any contract used or related to the Mortgage Banking Business) with the Company or the Company Subsidiaries, to the extent such consent or approval is required in order to consummate the Merger or for the Surviving Entity to receive the benefits of such contract and (ii) contracts with the Company or the Company Subsidiaries used or related to the Mortgage Banking Business, to the extent such consent or approval is required in order to complete the Disposition of the Mortgage Banking Business.

8.2 Public Announcements. No press release or other public disclosure of matters related to this Agreement or any of the transactions contemplated hereby shall be made by the Parent or the Company unless the other party shall have provided its prior consent (which shall not be unreasonably withheld, delayed or conditioned) to the form and substance thereof; provided, however, that nothing herein shall be deemed to prohibit any party hereto from making any disclosure which its counsel deems necessary or advisable in order to fulfill such party’s disclosure obligations imposed by Law or the rules and regulations of NASDAQ, in which case the disclosing party will provide a copy of any such disclosure to each other party and give each other party a reasonable opportunity to review and provide comments.

8.3 Tax Matters.

(a) Any transfer, documentary, sales, use or other Taxes assessed upon or with respect to the transactions contemplated by this Agreement (excluding the transactions contemplated by the Asset Purchase Agreement and the AHM Purchase Agreement) and any recording, filing fees or Tax Return obligations with respect thereto shall be the responsibility of the Parent.

(b) The Parent shall not take any action or fail to take any action, from the date hereof through the one year period following the Effective Time, that would cause the Merger not to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code. In the event that the Parent does not comply with the immediately preceding sentence, the Parent shall indemnify the Company shareholders for any increased income Tax liability resulting from (i) the failure of the Merger to qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and (ii) receipt of any indemnity payment pursuant to this Section 8.3(b). Any payment made pursuant to this Section 8.3(b) shall be made solely in cash and shall be treated as additional Merger Consideration for U.S. federal income tax purposes. From the date hereof through the Effective Time, each of the Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries shall file all Tax Returns when due in accordance with all applicable Laws and timely pay any and all Taxes shown as due on such Tax Returns.

(c) The Shareholder Representative shall prepare (or cause to be prepared) and timely file (or cause to be filed) all Tax Returns for the Company for any Tax period (or portion thereof) ending on or before the end of the day on the Closing Date (the “Pre-Closing Tax Period”) that are filed after the Closing Date (the “Shareholder Tax Returns”). Such Tax Returns shall be prepared in a manner consistent with the Company’s past practice and the terms of this Agreement and the shareholders of the Company shall pay any Taxes owed with respect to such Tax Returns except to the extent accrued in the Pre-Closing Balance Sheet. The Shareholder Representative shall send a copy of each such Tax Return (and any workpapers or other documents relating to the calculation of any Tax imposed on the Company) to Parent within 10 days after filing. If any such Shareholder Tax Returns are due after the Closing and the Shareholder Representative is not authorized by Law to file such Shareholder Tax Returns Parent shall cause such Shareholder Tax Returns to be executed and timely filed. The Company’s shareholders shall severally (and not jointly) agree, pursuant to the terms of the letter of transmittal to be delivered to the Exchange Agent, to satisfy or fulfill their pro rata share (as determined on a fully diluted basis as of the Closing Date) the obligations set forth above in the second sentence of this Section 8.3(c).

(d) In the event that any of the Surviving Entity, Shareholder Representative or Parent receives written notice of any audit by any Tax Authority of Tax Returns of the Company that relate to the Pre-Closing Tax Period and which involves a Tax liability that would be imposed directly on the shareholders of the Company and not a Tax liability on the Company itself, written notice of such audit shall be given to the other party, and the Shareholder Representative shall have (i) the right to assume and control at its sole cost the defense of the claim by appropriate proceedings with its counsel and (ii) the authority to negotiate, compromise and settle such claim; provided, however, that if during the audit an issue or claim arises involving more than $70,000 of Taxes that would be imposed on the Company or any Company Subsidiary, or any successor of the foregoing (a “Company Tax Item”), Parent and counsel of its own choosing shall have the right to participate in the defense of such Company Tax Item, and without the prior written consent of Parent (which consent shall not be unreasonably withheld), the Shareholder Representative shall not enter into any settlement of, or otherwise compromise, any such audit to the extent (i) the audit relates to the Company Tax Item and (ii) such settlement or compromise would have the effect of subjecting the Company, a Company Subsidiary, Parent, the Surviving Entity or any successor of the foregoing to an amount of Tax exceeding $70,000. The Shareholder Representative shall cooperate with Parent by providing such information with respect to any settlement or compromise of any audit as is reasonably necessary for Parent to determine the effect, if any, of such settlement or compromise on Parent or any of its Affiliates for a taxable period ending after the Closing Date.

(e) The Parent and the Shareholder Representative agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the businesses of the Company and the Company Subsidiaries or any other information as is reasonably necessary for the filing of all Tax Returns, and making of any election related to Taxes, the preparation for any audit by any Tax Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return. The Parent and the Shareholder Representative shall keep all such information furnished or caused to be furnished strictly confidential except (i) the Shareholder Representative may provide copies of such information to the Company’s shareholders, so long as such shareholders agree to keep the information confidential, (ii) as required by Law and (iii) as reasonably necessary for the purpose of which the information was furnished or caused to be furnished. The Shareholder Representative and the Parent shall cooperate with each other in the conduct of any audit or other proceeding related to Taxes involving the businesses of the Company and the Company Subsidiaries and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 8.3(e). In addition, the Parent agrees to maintain all Tax records of the Company and the Company Subsidiaries (and all Tax records of the successor businesses of the Company and the Company Subsidiaries generated during the three year period following the Closing Date) until the expiration of the applicable statute of limitations and the Parent agrees to afford the Shareholder Representative reasonable access to such records during normal business hours.

(f) The Shareholder Representative may retain copies of original accounting and Tax records of the Company; provided, however, that such copies shall be subject to the second sentence of Section 8.3(e) to the same extent as information furnished or caused to be furnished to the Shareholder Representative pursuant to the first sentence thereof.

(g) Parent shall deliver to the Shareholder Representative a power of attorney authorizing the Shareholder Representative to act on behalf of the Surviving Entity with respect to (i) any Shareholder Tax Returns due after the Closing Date that involve a Tax Liability that would be imposed directly on the shareholders of the Company and (ii) subject to Section 8.3(d) of this Agreement, any audit by any Tax Authority of Tax Returns of the Company that relates to a Pre-Closing Tax Period and involves a Tax Liability that would be imposed directly on the shareholders of the Company.

(h) The Company shall use its reasonable best efforts to deliver to Fried, Frank, Harris, Shriver & Jacobson LLP and Jones Day a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company, and Parent shall use its reasonable best efforts to deliver to Fried, Frank, Harris, Shriver & Jacobson LLP and Jones Day a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Parent, containing representations of Parent, in each case as shall be reasonably necessary to enable Fried, Frank, Harris, Shriver & Jacobson LLP and Jones Day to render the opinions described in Section 9.7 of this Agreement.

8.4 Confidentiality. Except for the use of information in connection with the Registration Statement described in Section 7.5 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of the Company and the Parent, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 8.4 shall not apply to information (i) included in the Registration Statement or included in the Proxy Statement or (ii) provided to the Company’s shareholders under Section 6.4. The Company and the Parent agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Subject to the requirements of Law, each party shall keep confidential, and shall cause its representatives to keep confidential, all Information and documents obtained (as well as any other Information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such Information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains, (iv) is or becomes readily ascertainable from published information or trade sources or (v) is such that such party is required by Law or court order to disclose. If any party is required or reasonably believes that it is required to disclose any information described in this Section 8.4 by (A) Law, (B) any court of competent jurisdiction or (C) any inquiry or investigation by any Governmental Entity that is lawfully entitled to require any such disclosure, such party (the “Required Party”) shall, so far as it is lawful, notify the other party of such required disclosure on the same day that the Required Party (1) is notified of a request for such disclosure from the relevant Governmental Entity or (2) determines that such disclosure is required, whichever is earlier. Immediately thereafter, and to the extent practical on the same day, and subject to applicable Laws, the parties shall discuss and use their commercially reasonable efforts to agree as to the mandatory nature, the required timing and the required content of such disclosure. The Required Party shall furnish only that portion of the information described in this Section 8.4 that is legally required to be disclosed and shall exercise its commercially reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to the information described in this Section 8.4 so furnished. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing Information and data as to another party hereto to be returned to the party that furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

8.5 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

8.6 Insurance Coverage. The Company shall use commercially reasonable efforts to cause the policies of insurance listed in the Company Disclosure Letter to remain in effect between the date of this Agreement and the Effective Time.

8.7 Reserved.

8.8 Supplemental Assurances.

(a) On the date the Registration Statement becomes effective and on the Closing Date, the Company shall deliver to the Parent a certificate signed by its principal executive officer and its principal financial officer to the effect, to such officers’ knowledge, that the information contained in the Registration Statement relating to the business and financial condition and affairs of the Company, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) On the date the Registration Statement becomes effective and on the Closing Date, the Parent shall deliver to the Company a certificate signed by its chief executive officer and its chief financial officer to the effect, to such officers’ knowledge, that the Registration Statement (other than the information contained therein relating to the business and financial condition and affairs of the Company) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

8.9 Regulatory Matters. The Parent, the Company and each of their Subsidiaries shall cooperate and each of them agrees to use its commercially reasonable efforts to remediate any order, decree, agreement, memorandum of understanding or similar agreement by the Company or any of the Company Subsidiaries with, or a commitment letter, board resolution or similar submission by the Company or any of the Company Subsidiaries to, or supervisory letter from any Regulatory Authority to the Company or any of the Company Subsidiaries, to the satisfaction of such Regulatory Authority.

ARTICLE IX

CONDITIONS PRECEDENT TO THE MERGER

The obligations of each of the parties hereto to consummate the transactions contemplated herein are subject to the satisfaction, on or before the Closing Date, of the following conditions:

9.1 Shareholder Approval. The Company Proposals shall have received the Company Shareholder Approval.

9.2 No Judgments or Orders. No judgment, decree, injunction, order or proceeding shall be outstanding by any Governmental Entity of competent jurisdiction which prohibits the Merger.

9.3 Regulatory Approvals. All regulatory approvals set forth on Exhibit G required to consummate the transactions contemplated hereby, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods, the “Requisite Regulatory Approvals”) and no such approvals shall contain any conditions, restrictions or requirements as a result of the combination of the Company and the Company Subsidiaries with the Parent that would reasonably be expected to have a Material Adverse Effect on the Company, the Company Subsidiaries, taken as a whole, or the Parent and the Parent Subsidiaries, taken as a whole and after giving effect to the consummation of the Merger.

9.4 Reserved.

9.5 Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

9.6 Listing. The Parent shall have caused to be listed on NASDAQ, or on such other market on which shares of Parent Common Stock shall then be trading, subject only to official notice of issuance, the shares of Parent Common Stock to be issued by the Parent in exchange for the shares of Company Stock.

9.7 Tax Opinions.

The Company shall have received a written opinion of Fried, Frank, Harris, Shriver & Jacobson LLP reasonably acceptable in form and substance to the Company, and the Parent shall have received a written opinion of Jones Day reasonably acceptable in form and substance to the Parent, each dated as of the Closing Date, to the effect that for U.S. Federal income Tax purposes, the Merger, when consummated in accordance with the terms hereof, will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. In rendering such opinions, each of Fried, Frank, Harris, Shriver & Jacobson LLP and Jones Day shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 8.3(h) of this Agreement.

9.8 Frustration of Closing Conditions. Neither the Parent nor the Company may rely on the failure of any condition set forth in Article X, Article XI or this Article IX, as the case may be, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.1.

ARTICLE X

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF COMPANY

All of the obligations of the Company to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by the Company:

10.1 Representations and Warranties; Performance of Covenants. All the covenants and agreements of this Agreement to be complied with and performed by the Parent or the Merger Sub on or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of the Parent contained in Article V hereof shall have been true and correct, subject to the standard in Section 3.2, on and as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date or for changes expressly contemplated by this Agreement) on and as of the Closing Date.

10.2 Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Parent or the Parent Subsidiaries, taken as a whole, or any change, condition, event or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Parent and the Parent Subsidiaries, taken as a whole.

10.3 Officers’ Certificate. There shall have been delivered to the Company on the Closing Date a certificate executed by the Chief Executive Officer and the Chief Financial Officer of the Parent and the Merger Sub certifying, to their Knowledge, compliance with all of the provisions of Section 10.1.

10.4 Payment of Merger Consideration. The Parent shall have delivered the aggregate Merger Consideration to the Exchange Agent on or before the Effective Time and the Exchange Agent shall provide the Company with a certificate evidencing such delivery.

10.5 Directors’ and Officers’ Liability Insurance. The Parent shall have bound coverage for the directors’ and officers’ liability insurance to the extent required by Section 7.4 of this Agreement.

10.6 Power of Attorney. The Parent shall have delivered to the Shareholder Representative the power of attorney described in Section 8.3(g)(i) hereof.

ARTICLE XI

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

All of the obligations of the Parent and the Merger Sub to effect the transactions contemplated hereby shall be subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by the Parent:

11.1 Representations and Warranties; Performance of Covenants. All the covenants and agreements of this Agreement to be complied with and performed by the Company at or before the Closing Date shall have been complied with and performed in all material respects. Each of the representations and warranties of the Company contained in Article IV hereof shall have been true and correct on and as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date or for changes expressly contemplated by this Agreement) on and as of the Closing Date, subject to such exceptions as would not (individually or in the aggregate) have, or would not be reasonably expected to have, a Material Adverse Effect, with the same effect as though such representations and warranties had been made on and as of the Closing Date (it being understood that, for purposes of determining the effect of such exceptions, all Material Adverse Effect and materiality qualifications contained in such representations and warranties, including the standard in Section 3.2, shall be disregarded); provided that the representations and warranties of the Company contained in Sections 4.1(a), 4.6(a) and 4.27 shall be true and correct in all respects and Section 4.2 shall be true and correct other than in any immaterial respects.

11.2 Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company or the Company Subsidiaries, taken as a whole, or any change, condition, event or development that, individually or in the aggregate, has resulted in or could reasonably be expected to result in a Material Adverse Effect on the Company and the Company Subsidiaries, taken as a whole.

11.3 Officers’ Certificate. There shall have been delivered to the Parent on the Closing Date a certificate executed by the Chief Executive Officer and the Chief Financial Officer of the Company certifying, to their Knowledge, compliance with all of the provisions of Section 11.1.

11.4 Shareholders’ Equity. The Pre-Closing Balance Sheet shall reflect at least $90,000,000 in shareholders’ equity, determined as provided in and subject to the provisions of Section 6.9.

11.5 Consents; Senior Debt. The Company shall have obtained, prior to the Closing Date, those consents identified in Section 11.5 of the Parent Disclosure Letter. Prior to the Closing Date, the Company shall have (i) repaid in full all amounts due under the Amended and Restated Credit Agreement, dated August 15, 2005, between the Company and U.S. Bank National Association and terminated such credit agreement and (ii) received a customary pay off letter from U.S. Bank National Association evidencing such repayment and termination.

11.6 Termination of Risk Management Instruments. The Company shall have terminated the risk management instruments set forth in Section 4.29(c) of the Company Disclosure Letter.

11.7 Termination of Company Stock Options. As of the Closing Date, there shall be no outstanding and unexercised Company Stock Options.

11.8 Legal Opinion. Parent shall have received an opinion of Thacher Proffitt & Wood LLP, counsel to Union Federal, dated the Closing Date, in a form reasonably acceptable to the Parent regarding the due authorization of the AHM Purchase Agreement.

11.9 The Spin-Off. The Spin-Off shall have been completed.

11.10 The Retained Excluded Liabilities. The amount of the Retained Excluded Liabilities as of the Pre-Closing Balance Sheet Date shall not exceed $3,000,000 as determined in accordance with Section 6.8.

11.11 Company Audit. Prior to the Pre-Closing Balance Sheet Date, the Company shall deliver to the Parent the audited financial statements of the Company for each of the fiscal years ended December 31, 2004 and 2005, consisting of consolidated balance sheets and related consolidated statements of income and retained earnings and cash flows for the fiscal years ended on such dates, including accompanying notes and auditor’s reports thereon (the “2005 Audited Financial Statements”)

ARTICLE XII

TERMINATION

12.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Shareholder Approval, upon the occurrence of any of the following:

(a) By mutual agreement of the parties, in writing;

(b) By the Parent or the Company upon the failure of the shareholders of the Company to give the Company Shareholder Approval at the Company Shareholders’ Meeting;

(c) By the Company, upon written notice to the Parent, if there shall have been a breach by the Parent or the Merger Sub of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement, subject to the standard in Section 3.2, on the part of the Parent or the Merger Sub, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 10.1 and which breach has not been cured within 30 days following written notice thereof to the Parent or, by its nature, cannot be cured within such time period;

(d) By the Parent, upon written notice to the Company, if (i) there shall have been a breach by the Company of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement, subject to the standard in Section 3.2 (except as provided in Section 11.1 with respect to Sections 4.1(a), 4.2, 4.6(a) and 4.27), on the part of the Company, which breach, either individually or in the aggregate, would result in the failure of the condition set forth in Section 11.1 and which breach has not been cured within 30 days following written notice thereof to the Company or, by its nature, cannot be cured within such time period or (ii) the sale of the S&D Loans shall not have been consummated by the Pre-Closing Balance Sheet Date;

(e) By the Company or the Parent if (i) there shall be enacted or adopted hereafter any Law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Parent or the Company from consummating the Merger is entered by any Governmental Entity of competent jurisdiction and such judgment, injunction, order or decree shall become final and nonappealable, or (ii) any Governmental Entity which must grant a regulatory approval or consent required for consummation of the Merger has denied such approval or consent and such denial has become final and nonappealable;

(f) by the Parent or the Company in the event that the Merger is not consummated by October 31, 2006, unless the failure to so consummate by such time is due to the breach of any representation, warranty, covenant or agreement contained in this Agreement by the party seeking to terminate;

(g) by the Company, if the Board of Directors of the Company shall have approved, and the Company shall concurrently with such termination enter into, a definitive agreement providing for the implementation of the transactions contemplated by a Superior Proposal; provided that (i) the Company has complied with Section 6.6 and (ii) no termination pursuant to this Section 12.1(g) shall be effective unless the Company shall simultaneously make the payment required by Section 12.2(a);

(h) by the Parent, upon written notice to the Company, if (i) at any time prior to receipt of the Company Shareholder Approval, the Board of Directors of the Company shall have failed to make the Company Recommendation; or (ii) at any time following the distribution of the Proxy Statement to the Company’s shareholders and prior to receipt of the Company Shareholder Approval the Board of Directors of the Company shall have withdrawn, modified or qualified (or publicly proposed to withdraw, modify or qualify) in any manner adverse to the Parent, the Company Recommendation or taken any other action or made any other statement (including any public action or statement by any director of the Company) in connection with the Company Shareholders’ Meeting inconsistent with the Company Recommendation (any such action, a “Change in Recommendation”), whether or not permitted by the terms of this Agreement, and promptly following such Change in Recommendation, the Company’s Board of Directors fails to publicly reaffirm the Company Recommendation; or

(i) by the Company, upon prompt written notice to the Parent at any time during the two Business Day period commencing two days after the Determination Date, in the event that:

(1) the Average NMS Closing Price of Parent Common Stock is less than $22.12; and

(2)(A) the number obtained by dividing the Average NMS Closing Price of Parent Common Stock by $27.65 is less than (B) the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price and then subtracting 0.175 from the quotient in this clause (i)(2)(B).

For purposes of this Section 12.1(i), the following terms have the meanings indicated below:

“Average NMS Closing Price” shall mean the arithmetic mean of the NMS Closing Prices for the ten trading days immediately preceding the Determination Date.

“Determination Date” means the second Business Day prior to the receipt of the last Requisite Regulatory Approval (exclusive of the expiration of an applicable waiting period related to such approval).

“Final Index Price” means the sum of the Final Prices for each company comprising the Index Group multiplied by the appropriate weight.

“Final Price,” with respect to any company belonging to the Index Group, means the arithmetic mean of the daily closing sales prices of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the same ten trading days used in calculating the Average NMS Closing Price of Parent Common Stock (i.e., the valuation date).

“Index Group” means the 20 financial institution holding companies listed on Exhibit E attached hereto, the common stock of all of which shall be publicly traded and as to which there shall not have been a publicly announced proposal at any time during the period beginning on the date of the Agreement and ending on the valuation date for any such company to be acquired. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the date of this Agreement and ending on the valuation date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The 20 financial institution holding companies and the weights attributed to them are listed on Exhibit E attached hereto.

“Initial Index Price” means the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on January 17, 2006.

“NMS Closing Price” shall mean the price per share of the last sale of Parent Common Stock reported on the NASDAQ National Market System at the close of the trading day by the NASD.

Prior to the Company exercising its right of termination under this Section 12.1(i), in the event both of the conditions specified in Section 12.1(i)(1) and (2) are met, the Parent may, at its option (the “Fill Option”), for a period of five Business Days commencing on the date following the Determination Date, offer to deliver to the Company’s shareholders as additional Merger Consideration, the number of shares of Parent Common Stock necessary for the Stock Exchange Ratio to equal $96.89 divided by the Average NMS Closing Price of Parent Common Stock (the “Fill Offer”). In the event the Parent determines not to exercise the Fill Option, it will so advise the Company in writing, and thereafter, for a period of two days the Company may exercise its right to terminate this Agreement pursuant to this Section 12.1(i). If Parent determines to exercise the Fill Option, the Company shall accept the Fill Offer and shall no longer be entitled to a right of termination under this Section 12.1(i).

If the Parent or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the valuation date, the prices for the common stock of such company will be appropriately adjusted.

12.2 Effect of Termination.

(a) In the event that (i) any Person makes an Acquisition Proposal after the date of this Agreement that shall have not been withdrawn on the date of the Company Shareholders’ Meeting and thereafter this Agreement is terminated pursuant to 12.1(b) and within twelve months of the date of such termination the Company enters into an agreement providing for, or consummates, such Acquisition Proposal, (ii) this Agreement is terminated by the Parent pursuant to Section 12.1(h), (iii) this Agreement is terminated by the Company pursuant to Section 12.1(g) or (iv) this Agreement is terminated by the Parent pursuant to Section 12.1(d) and within twelve months of the date of such termination the Company enters into an agreement providing for, or consummates, an Acquisition Proposal involving any Person or any affiliate thereof with whom the Company had negotiations, or to whom the Company provided non-public information, with respect to such Acquisition Proposal after the date of this Agreement and prior to such termination, then the Company shall pay to the Parent a fee of $14,000,000, which amount shall be payable by wire transfer of same day funds, in the case of the foregoing clause (i), (ii) or (iv), within two Business Days after the first to occur of the execution of the agreement relating to the Acquisition Proposal or the consummation of such Acquisition Proposal, and in the case of clause (iii), on the date of termination of this Agreement.

(b) In the event of termination of this Agreement by either the Company or the Parent as provided in Section 12.1, this Agreement shall forthwith become void and have no further effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the provisions of Section 8.4, Section 13.1, Section 13.7 and this Section 12.2 and the Confidentiality Agreement; provided, however, that nothing herein shall relieve any party from liability for any willful and material breach of the warranties and representations made by it, or willful and material failure in performance of any of its covenants, agreements or obligations hereunder. Notwithstanding the foregoing, to the extent the fee specified in Section 12.2(a) is due and payable, Section 12.2(a) is intended by the parties to be, and shall be the sole and exclusive remedy and shall be in lieu of any and all claims that the Parent and its officers, directors, partners and stockholders have, or might have, against the Company and its officers, directors and shareholders for any claims arising from, or relating in any way to, this Agreement or the Merger, and the Parent and its officers, directors, partners and shareholders shall not have any other rights or claims against the Company and its officers, directors and shareholders.

ARTICLE XIII

MISCELLANEOUS

13.1 Expenses. Except as otherwise provided herein, all Expenses incurred by the Parent, the Merger Sub and the Company in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by either such party or its Affiliates, shall be borne solely and entirely by the party which has incurred the same. “Expenses” as used in this Agreement shall include all reasonable out of pocket expenses (including all fees and expenses of attorneys, accountants, investment bankers, experts and consultants to the Party and its Affiliates) incurred by the Party or on its behalf in connection with the transactions contemplated by this Agreement.

13.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another shall be in writing and delivered personally or by confirmed facsimile transmission or sent by a recognized overnight courier service or by registered or certified mail, postage prepaid, with return receipt requested, addressed as follows:

To the Parent or the Merger Sub:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, OH 43402

Attn: W. Granger Souder, Esq.

Facsimile Number: (419) 254-6345

Telephone Number: (419) 327-6304

E-Mail: granger.souder@skyfi.com

With a mandatory copy to:	Jones Day 901 Lakeside Avenue Cleveland, OH 44114 Attn: Patrick J. Leddy, Esq. Facsimile Number: (216) 579-0212 Telephone Number:(216) 586-3939 E-Mail: pjleddy@jonesday.com

To the Company:

Waterfield Mortgage Company, Incorporated

7500 West Jefferson Blvd.

Fort Wayne, IN 46804

Attention: Donald A. Sherman

Facsimile Number: (260) 434-8080

Telephone Number: (260) 434-8400

E-Mail: dons@waterfield.com

With a mandatory copy to:	Thacher Proffitt & Wood LLP Two World Financial Center New York, New York 10281 Attention: Robert C. Azarow, Esq. Facsimile: (212) 912-7751 Telephone Number: (212) 912-7815 E-mail: razarow@tpw.com

Any such notice, request, instruction or other document shall be deemed received (i) on the date delivered personally or delivered by confirmed facsimile transmission, (ii) on the next Business Day after it was sent by overnight courier, delivery charges prepaid; or (iii) on the fourth Business Day after it was sent by registered or certified mail, postage prepaid. Any of the persons shown above may change its address for purposes of this section by giving notice in accordance herewith.

13.3 Assignment. All terms and conditions of this Agreement shall be binding upon and shall inure, to the extent permitted by Law, to the benefit of the parties hereto and their respective permitted transferees and successors and permitted assigns; provided, however, that this Agreement and all rights, privileges, duties and obligations of the parties hereto, without the prior written approval of the other parties hereto, may not be transferred, assigned or delegated by any party hereto (by operation of law or otherwise) and any such attempted transfer, assignment or delegation shall be null and void.

13.4 Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which, taken together, shall constitute one original document and shall become effective when one or more counterparts have been signed by the appropriate parties and delivered to each party hereto.

13.5 Effect of Representations and Warranties. The representations and warranties contained in this Agreement shall terminate immediately after the Effective Time.

13.6 Third Parties. Each party hereto intends that this Agreement shall not benefit or create any right or cause of action to any person other than parties hereto, except as provided in Section 7.4(e) and 8.3(b). As used in this Agreement the term “parties” shall refer only to the Parent and the Company as the context may require.

13.7 Integration. The Confidentiality Agreement dated October 5, 2005 by and between the Parent and the Company (the “Confidentiality Agreement”), to the extent the Confidentiality Agreement is not superseded by Section 8.4, and the Disclosure Letters delivered pursuant to this Agreement shall be in writing and shall constitute a part of this Agreement, although the Confidentiality Agreement, the Shareholders Agreements and the Disclosure Letters need not be attached to each copy of this Agreement. This Agreement, together with the Confidentiality Agreement, the Shareholders Agreements and the Disclosure Letters, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

13.8 Interpretation; Effect. This Agreement shall be construed and interpreted fairly as to all parties and not in favor of or against a party, regardless of which party prepared this Agreement. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, the terms “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement, and Article, Section and paragraph references are to the Articles, Sections and paragraphs of this Agreement unless otherwise specified, and the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”, unless otherwise specified. References herein to “transactions contemplated by this Agreement” include the Merger as well as any other transactions contemplated hereby and the transactions contemplated by the Shareholders Agreements. All references to “dollars” or “$” mean the lawful currency of the United States unless otherwise indicated. Any reference in this Agreement to any Law, rule or regulation shall be deemed to include a reference to any amendments, revisions or successor provisions to such Law, rule or regulation.

13.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof (other than Section 5-1401 of the New York General Obligations Law).

13.10 Captions. The captions contained in this Agreement are for convenience of reference only and do not form a part of this Agreement and shall not affect the interpretation hereof.

13.11 Severability. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner and with substantially the same effect as originally set forth at the date this Agreement was executed. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

13.12 Waiver and Modification; Amendment. No waiver of any term, provision or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, provision or condition of this Agreement. Except as otherwise required by law, this Agreement, when executed and delivered, may be modified or amended by action of the Boards of Directors of the Parent, the Merger Sub and the Company without action by their respective shareholders. This Agreement may be modified or amended or any provision hereof waived only by an instrument of equal formality signed by the parties or their duly authorized agents.

13.13 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, for which monetary damages would not be an adequate remedy, and accordingly, each party agrees that the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties are entitled at Law or in equity.

13.14 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby may be brought in any federal or state court located in the City of New York, County of New York, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.2 shall be deemed effective service of process on such party; provided that nothing in this Section 13.14 shall affect the right of any party to serve legal process in any other manner permitted by Law. The consent to jurisdiction set forth in this Section 13.14 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 13.14. The parties hereto agree that final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

13.15 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

SKY FINANCIAL GROUP, INC.

By:	Marty E. Adams
Its:	Chairman, President & CEO

WATERFIELD MORTGAGE COMPANY, INCORPORATED

By:	Donald A. Sherman
Its:	Chairman & President

WATERFIELD SHAREHOLDER LLC,

By:	Donald A. Sherman
Its:	Authorized Representative

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